As filed with the Securities and Exchange Commission on [         ], 2022

Registration No. 333-[           ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INNOVATION BEVERAGE GROUP LIMITED

(Exact Name of Registrant as Specified in its Charter)

Australia	2080	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

INNOVATION BEVERAGE GROUP LIMITED

29 Anvil Road

Seven Hills, NSW 2147

Australia

Tel: +61 (02) 9620 4574

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Darrin Ocasio, Esq. Glenn Burlingame, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31th Floor New York, NY 10036 Tel: (212) 930-9700 Fax: (212) 930 9725	Ross Carmel, Esq. Jeffrey P. Wofford, Esq. Carmel, Milazzo & Feil LLP 55 W. 39th Street, 18th Floor New York, NY 10018 Tel: (212) 658-0458 Fax: (646) 838-1314

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2022

[_____] Ordinary Shares

INNOVATION BEVERAGE GROUP LIMITED

This is an initial public offering of up to [ ] ordinary shares of Innovation Beverage Group Limited. Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price of our ordinary shares will be between $[ ] and $[ ] per share.

We have applied to list the ordinary shares on The Nasdaq Capital Market under the symbol “IBG”. No assurance can be given that our application will be approved or that a trading market will develop.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page [●] of this prospectus.

		Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Initial public offering price	$		$		$
Underwriting discounts and commissions(1)	$		$		$
Proceeds, before expenses, to us	$		$		$

(1)	We have also agreed to pay a non-accountable expense allowance to EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) as representative of the underwriters, of 1% of the gross proceeds received in this offering and to reimburse the underwriters for other out-of-pocket expenses related to the offering. For a description of other compensation to be received by the underwriters, see “Underwriting.”

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional [ ] ordinary shares on the same terms as the other ordinary shares being purchased by the underwriters from us. For a description of the other compensation to be received by the underwriters, see “Underwriting.”

The underwriters expect to deliver the ordinary shares against payment in U.S. dollars on or about [ ], 2022.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [ ], 2022

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of ordinary shares in our company.

For investors outside the United States: Neither we, nor the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

Except where indicated or where the context otherwise requires, the terms “Innovative Beverage Group,” “BEV,” “we,” “us,” “our,” the “Company,” “our Company” and “our business” refer to Innovation Beverage Group Limited, an Australian public limited company together with its subsidiaries.

Our reporting currency and functional currency is the Australian dollar. Unless otherwise noted, (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to Innovation Beverage Group Limited in this prospectus is presented in U.S. dollars, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, and (iv) all references to “AUD$” or “AUD” in this prospectus refer to Australian dollars.

All references to “shares” in this prospectus refer to ordinary shares of Innovation Beverage Group Limited, no par value per share.

INDUSTRY AND MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this prospectus, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year. Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

TRADEMARKS AND TRADENAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names that may appear in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying ordinary shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

Overview

We are a developer, manufacturer, marketer, exporter and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which we own exclusive manufacturing rights. Our focus is on premium and super premium brands.

Our flagship Australian Bitters Company (ABC) brand accounted for approximately 75% of our revenues in 2021. We also sell BitterTales, a brand to which we have the exclusive right to manufacture for distribution in the United States. The Bitters category is expected to return to growth from 2021 onwards, especially Cocktail Bitters, as restrictions ease and consumer trends around home cocktailing, desire for more natural ingredients and bitter flavors increases.

Our goal is to increase our market share in the $600 million global market for bitters. Our partnership with Coca-Cola Europacific Partners (NASDAQ:CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively manufacture ABC bitters for distribution in Australia is a key component of this strategy. We retain distribution rights for ABC bitters outside Australia and are actively negotiating new distribution arrangements for new markets.

Our direct-to-consumer (DTC) distribution channel is a network of eCommerce platforms: www.bevmart.com.au, www.bevmart.com, www.wiredforwine.com, and www.drummerboy.com. We launched BevMart.com.au in Australia in May 2021 and BevMart.com in the U.S. in February 2022. In November 2021, we acquired the U.S.-based www.wiredforwine.com. Our Drummerboy brand will be offered through its own DTC website. We offer our brands, as well as other brands, through our four (4) eCommerce platforms.

We are introducing a new non-alcoholic spirit brand called Drummerboy, our first entry into the growing non-alcoholic beverage market. No-and-Low Alcohol products are becoming increasingly accepted as a lifestyle and societal norm, making it more accessible and approachable for consumers. The market value of no/low alcohol in key global markets in 2021 was just under USD$10 billion, up from USD$7.8 billion in 2018.[2] With a direct to consumer (DTC) retail price per bottle of AUD$50 (approximately USD$35) and via manufacturing efficiencies through in-house manufacturing, we anticipate a margin in excess of 80% gross profit when selling Drummerboy through its own www.drummerboy.com website in a DTC sale.

[2] IWSR, No- and Low-Alcohol in Key Global Markets Reaches Almost US$10 Billion in Value (Last accessed April 26, 2022).

Through efficiencies of managing www.bevmart.com, www.bevmart.com.au, and www.wiredforwine.com and having our own back end fulfilment warehouses and key relationships with logistics partnerships launch of www.drummerboy.com in both Australia and the U.S. via our own DTC system will lead to immediate scale opportunities.

We have launched Twisted Shaker, our first entry in the bottled cocktail market, in Australia. The pre-batched cocktail market grew significantly during the beginning of the COVID pandemic with consumers loving the convenience and cost efficiency of this type of product. Twisted Shaker cocktails are full-strength, high-quality bottled cocktails. We expect to launch new bottled cocktail brands in the U.S. in July 2022.

We operate a manufacturing facility in Sydney, Australia. Our facility is FDA-certified, kosher compliant in Australia and meets CCEP’s stringent standards. We have the ability to engage in the process of making our products in-house, including innovation and development, maceration, blending, distillation, rectification, and bottling. We believe that we currently have the capacity to increase production tenfold with minimal capital expenditures. We also plan to engage third-party manufacturers, as appropriate, to achieve cost savings and logistical efficiencies.

Growth Strategy

Our growth strategy is focused on:

●	continuing to invest in development of new formulations and brands;

●	invest in strategic marketing initiatives to build our portfolio of brands:

●	invest in global distribution expansion:

●	strengthening relationships with existing distributors and entering into partnerships with new distributors to expand global distribution network;

●	expanding our production volume by utilizing unused production capacity in our Australian manufacturing facility;

●	increasing our DTC capabilities through our existing marketplaces and acquiring additional marketplaces in the future; and

●	developing our employees to enhance performance in the marketplace.

We have remained committed to executing this strategy, and as a result have realized its impact on each segment of our business.

Competitive Advantages

Our Company has vertically integrated manufacturing, import, sales and marketing company with a focus on direct-to-consumer sales enabling complete capture of the value chain. Our eCommerce and product team consists of members with extensive beverage industry experience garnered at some of the world’s largest alcohol companies, such as Endeavour Drinks Group (Australia’s largest liquor online and brick-and-mortar retail group), Treasury Wine Estates (Australia’s largest wine company and one of the world’s largest wine companies) and Anheuser-Busch InBev (the world’s largest brewer).

Cost Advantages

BEV’ product portfolio[3] is focused on bitters, light spirits and non-alcoholic spirits, which have short manufacturing times. As a result, BEV is more capital efficient as compared to dark spirit manufacturers (e.g. whisky, brandy, etc.), which often require aging in barrels for years before being sold.

Management Team

Our senior management team is led by Dean Huge, our chief executive officer. Mr. Huge joined us on February 22, 2022.

During his 35-year career as a high-impact, hands-on finance executive, Dean Huge has built a track record of growing profitable operations and implementing successful turnarounds as CEO, CFO, Director, and Treasurer at public and private companies in industries including beverage, financial services, manufacturing, distribution, and SAAS. Most recently, Mr. Huge was CFO of Splash Beverage Group (NYSE American:SBEV) where within five years he led the company from start-up to a NYSE uplisting, raising $24 million.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last two fiscal periods (the years ended December 31, 2020 and 2021), we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

     We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

      As an exempted Australian company to be listed on the Nasdaq Capital Market, we will be subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Australia, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board to be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act”);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; and

●	have annual meetings and director elections.

Currently, as an Australian company, we intend to rely on home country practice with respect to our corporate governance.

THE OFFERING

Ordinary shares offered	[ ] ordinary shares
Over-allotment Option to purchase additional ordinary shares from us	We have granted the underwriters 45 days from the date of this prospectus, to purchase up to an additional [ ] shares on the same terms as the other shares being purchased by the underwriters from us.
Ordinary shares outstanding before this offering	[ ] ordinary shares.
Ordinary shares outstanding after this offering	[ ] ordinary shares.
Use of Proceeds	We intend to use the proceeds from this offering for working capital and general corporate purposes, including operating expenses. Additionally, we may use a portion of the net proceeds from this offering to acquire or invest in complementary products or assets. However, we have no current plans, commitments or obligations to do so. See “Use of Proceeds” for more information.
Lockup Agreements	Our executive officers, directors, and shareholders holding 5% or more of our ordinary shares prior to the offering, collectively, have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares or similar securities for a period of 180 days following the closing of this offering.
Nasdaq Trading symbol	We have applied for listing of our ordinary shares on the Nasdaq Capital Market under the symbol “IBG.” The offering will not proceed unless the Company is accepted for listing on the Nasdaq Capital Market.
Risk Factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our ordinary shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical financial data. The summary consolidated statements of operation for the years ended December 31, 2020 and 2021 and the summary consolidated balance sheets as of December 31, 2020 and 2021 have been derived from our consolidated financial statements included elsewhere in this prospectus. The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The following table presents our summary consolidated statements of operation for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021 (US$)	For the year ended December 31, 2020 (US$)
Revenue, net	$3,748,281	$2,181,754

Cost of goods sold	1,255,877	441,710

Gross profit	2,492,404	1,740,044

Operating expenses
Other general and administrative	910,319	354,713
Salary and wages	800,186	492,189
Sales and marketing	424,992	24,438
Contracted services	302,740	183,416
Total operating expenses	2,438,237	1,054,756

Income from operations	54,167	685,288

Other income (expenses):
Other income (expenses)	(5,775)	109,812
Interest income	72,446	36,877
Interest expense	(32,549)	(6,145)
Total other income (expenses)	34,122	140,544

Income before taxes	88,289	825,832

Income tax expense	56,526	230,066

Net income	31,763	595,766
Other comprehensive income (loss)
Foreign currency translation adjustment	(147,514)	82,824
Total other comprehensive income (loss)	$(115,751)	$678,590

Basic and diluted earnings per share	$0.07	$992.94

Weighted average shares outstanding – basic and diluted	448,002	600

Adjusted EBITDA excludes discontinued operations and the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as once-off government’s COVID-relevant grant we recognized as other income during year 2020. The company delivered adjusted EBITDA of $212,409 for the year ended December 31, 2021, compared to $731,561 for the year ended December 31, 2020. The movement is due to the increase in operating expenses invested in the company’s long-term growth in future.

The following table presents our summary consolidated balance sheets data as of December 31, 2021 and 2020.

	As of December 31, 2021 (US$)	As of December 31, 2020 (US$)
ASSETS
Current assets
Cash and cash equivalents	$1,559,172	$403,486
Accounts receivable	995,666	15,036
Inventory, at cost	1,070,275	428,449
Prepaid expenses	180,133	11,564
Total current assets	3,805,246	858,535

Deposits	36,762	39,021
Finance right of use asset	29,621	50,880
Operating right of use asset	330,759	423,849
Due from related parties	697,127	1,884,577
Equipment, net	189,272	163,164
Intangible assets, net	421,565	—
Goodwill	951,802	—
Deferred tax asset	50,895	34,986
Total assets	$6,513,049	$3,455,012

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$2,105,899	$1,219,662
Deferred revenue	170,832	—
Notes payable	108,063	197,777
Current portion of finance lease liability	23,631	32,489
Current portion of operating lease liability	143,015	118,267
Total current liabilities	2,551,440	1,568,195

Accrued employee benefits, non-current	18,237	12,001
Finance lease liability, less current portion	5,593	26,545
Operating lease liability, less current portion	243,186	383,903
Total liabilities	2,818,456	1,990,644

Stockholders’ equity
Common stock, no par value; no authorization limited; 1,794,251 and 600 shares issued and outstanding at December 31, 2021 and 2020 respectively	3,942,069	420
Accumulated other comprehensive income (loss)	(44,441)	103,073
Retained earnings (accumulated deficit)	(203,035)	1,360,875
Total stockholders’ equity	3,694,593	1,464,368
Total liabilities and stockholders’ equity	$6,513,049	$3,455,012

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and notes thereto, before you decide to purchase our securities. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially adversely affected, the value of our ordinary shares could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Potential decline in the consumption of products we sell due to consumer preference and taste could have a negative impact on our sales, operations, and business.

Our business depends upon consumers’ consumption of our beverage brands. Consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics, or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our beverage brands, or from the categories in which they compete could have a negative impact on our business, liquidity, financial condition, and/or results of operations. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies may be put into effect to deal with the spread of COVID-19, and changes in leisure, dining, and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

●	a general decline in economic or geopolitical conditions;

●	concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

●	a general decline in the consumption of beverage alcohol products in on-premise establishments, which may result from stricter laws relating to driving while under the influence of alcohol;

●	the increased activity of anti-alcohol groups;

●	increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing;

●	increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;

●	inflation; and

●	wars, health epidemics or pandemics, quarantines, weather, and natural or man-made disasters.

Demand for our products may be adversely affected by changes in category trends and consumer preferences.

Consumer preferences for our beverage brands change continually. Our success depends on our ability to predict, identify and interpret the tastes and habits of consumers and to offer products that appeal to those preferences.

If we do not succeed in offering products that appeal to consumers, our sales and market share will decrease, and our profitability could suffer. We must be able to distinguish among short-term fads, mid-term trends, and long-term changes in consumer preferences. If we are unable to accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products will decrease and our profitability could suffer.

We may experience a reduced demand for some of our products due to health concerns (including obesity) and legislative initiatives against sweetened beverages.

Consumers are concerned about health and wellness; public health officials and government officials are increasingly vocal about obesity and its consequences. There has been a trend among some public health advocates and dietary guidelines to recommend a reduction in sweetened beverages, as well as increased public scrutiny, new taxes on sugar-sweetened beverages (as described below), and additional governmental regulations concerning the marketing and labeling/packing of the beverage industry. Additional or revised regulatory requirements, whether labeling, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. Further, increasing public concern with respect to sweetened beverages could reduce demand for our beverages and increase desire for more low-calorie soft drinks, water, enhanced water, coffee-flavored beverages, tea, and beverages with natural sweeteners. We are continuously working to reduce calories and sugar in our products while launching new products, to pair with existing brand extensions that round out our diversified portfolio.

We may not be able to consummate proposed acquisitions or divestitures successfully or integrate acquired businesses successfully.

From time to time, we acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, it may make it more difficult for us to service our debt obligations and our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates, and we may fail to realize fully anticipated cost savings, growth opportunities, or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

We may also divest ourselves of businesses, assets, or securities of companies that we believe no longer provide a strategic fit with our business. We may provide various indemnifications in connection with the divestiture of businesses or assets. Divestitures of portions of our business may also result in costs stranded in our remaining business. Delays in developing or implementing plans to address such costs could delay or prevent the accomplishment of our financial objectives.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of new products are inherently uncertain, especially with respect to consumer appeal. A new product launch can give rise to a variety of costs. An unsuccessful launch, among other things, can affect consumer perception of existing brands, and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs.

We cannot assure that we will realize the expected benefits of acquisitions, divestitures, or investments. We also cannot assure that our acquisitions, investments, or joint ventures will be profitable, that forecasts regarding our acquisitions, divestitures, or investment activities will be accurate, or that the internal control over financial reporting of entities which we must consolidate as a result of our investment activities will be as robust as the internal control over financial reporting for our wholly-owned entities. Our failure to adequately manage the risks associated with acquisitions or divestitures, or the failure of an entity in which we have an equity or membership interest, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

We may not be able to retain and recruit executive management or build morale and performance amongst our workforce.

Our success depends upon the efforts and abilities of our executive management team, key senior management, and a high-quality employee base, as well as our ability to attract, motivate, reward, and retain them. If one of our executive officers or critical senior management terminates his or her employment, we may not be able to replace their expertise, fully integrate new personnel, or replicate the prior working relationships. The loss of critical employees might significantly delay or prevent the achievement of our business objectives. Qualified individuals with the breadth of skills and experience in our industry that we require are in high demand, and we may incur significant costs to attract them. Difficulties in hiring or retaining key executive or employee talent, or the unexpected loss of experienced employees could have an adverse impact on our business performance. In addition, we could experience business disruption and/or increased costs related to organizational changes, reductions in workforce, or other cost-cutting measures.

We may not be able to secure additional capital and achieve adequate liquidity to grow and compete.

We will require additional capital to operate, grow and compete, and failure to obtain such additional capital could limit our operations and our growth. We may need to raise additional funds through private or public equity and/or debt financing. We cannot assure that additional financing will be available to us on acceptable terms or at all. If additional capital is either unavailable or cost prohibitive, our operations and growth may be limited, and we may need to change our business strategy to slow the rate of, or eliminate, our expansion or to reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing shareholders may experience dilution and the new securities may have rights, preferences, and privileges senior to those of our ordinary shares.

If we are not able to successfully execute on our future operating plans and objectives, our financial condition, and results of operation may be materially adversely affected, and we may not be able to continue as a going concern.

It is important that we meet our sales goals and increase sales going forward as our operating plan already reflects prior significant cost containment measures and may make it difficult to achieve top-line growth if further significant reductions become necessary. If we do not meet our sales goals, our available cash and working capital will decrease and our financial condition will be negatively impacted.

In order to be successful, we believe that we must, among other things:

●	increase the sales volume and gross margins for our products;

●	maintain efficiencies in operations;

●	manage our operating expenses to sufficiently support operating activities;

●	maintain fixed costs at or near current levels; and

●	avoid significant increases in variable costs relating to production, marketing, and distribution.

We may not be able to meet these objectives, which could have a material adverse effect on our results of operations. We have incurred significant operating expenses in the past and may do so again in the future and, as a result, will need to increase revenues in order to improve our results of operations. Our ability to increase sales will depend primarily on success in expanding our current markets, improving our distribution base, entering into DTC arrangements with national accounts, and introducing new brands, products or product extensions to the market. Our ability to successfully enter new distribution areas and obtain national accounts will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our brands and products in target markets, the ability to price our products at competitive levels, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce one or more new brands, products, and product extensions.

Our reliance on distributors, retailers, and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers, and brokers strategically positioned to serve those areas. Most of our distributors, retailers, and brokers sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their businesses. The success of this network will depend on the performance of the distributors, retailers, and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers, and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third-parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing, and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers, and brokers will depend on a number of factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in the quantity and at the time ordered by distributors, retailers, and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Coca-Cola Europacific Partners could potentially terminate their agreement with us in the event of a change of control.

Under our Manufacturing Agreement (the “Agreement”) with Coca-Cola Europacific Partners, Coca-Cola Europacific Partners has the right to terminate the Agreement in the event of a change of control (as defined in the Agreement). The Company has been advised by Australian counsel that this offering would not constitute a change of control for purposes of the Agreement unless an entity that is a direct competitor of Coca-Cola Europacific Partners in the beverage industry comes to hold, directly or indirectly, a legal or beneficial interest in any shares in the Company. There can be no assurance that Coca-Cola Europacific Partners will not determine that upon consummation of the offering or thereafter such a competitor has become a holder, directly or indirectly of a legal or beneficial interest in any shares in the Company. In addition, events may occur after the consummation of this offering that would constitute a change of control under other elements of the definition of change of control set forth in the Agreement and thus trigger Coca-Cola Europacific Partners’ right to terminate the Agreement. Termination of the Agreement could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

It is difficult to predict the timing and amount of our sales because our distributors are not required to place minimum orders with us.

Our independent distributors and national accounts are not required to place minimum monthly or annual orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and national partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials, or other key supplies could negatively affect us.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions, and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spend, and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

We rely upon our ongoing relationships with our key flavor suppliers. If we are unable to source our flavors on acceptable terms from our key suppliers, we could suffer disruptions in our business.

We currently purchase our flavor concentrate from various flavor concentrate suppliers, and continually develop other sources of flavor concentrate for each of our products. Generally, flavor suppliers hold the proprietary rights to their flavor specific ingredients. Although we have the exclusive rights to flavor concentrates developed with our current flavor concentrate suppliers, and while we have the rights to the ingredients for our products, we do not have the list of ingredients for our flavor extracts and concentrates. Consequently, we may be unable to obtain these exact flavors or concentrates from alternative suppliers on short notice. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have a material adverse effect on our results of operations.

We highly depend upon the protection of our trademarks and proprietary rights, and failure to protect our intellectual property rights may result in our inability to continue providing certain of our existing products and beverage brands.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our trademark applications. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate, or circumvent any existing or future trademarks issued.

Competition from traditional and large, well-financed non-alcoholic and alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with all non-alcoholic and alcoholic beverages, most of which are marketed by companies with substantially greater financial resources than ours. Some of these competitors are placing severe pressure on independent distributors not to carry competitive brands such as ours. We also compete with regional beverage producers and “private label” suppliers.

Increased competitor consolidations, market-place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

If we fail to protect our trademarks and trade secrets, we may be unable to successfully market our products and compete effectively.

We have an international registration of [certain of] our trademarks under the Madrid protocol. We also rely on a combination of trademark and trade secrecy laws, confidentiality procedures, formulation protection procedures and contractual provisions with employees and contractors to protect our intellectual property rights. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights, licenses, formulations and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, and in particular our trademarks and trade secrets, to be of considerable value and importance to our business and our success. However, the steps taken by us to protect these proprietary rights may not be adequate and may not prevent third parties from infringing or misappropriating our trademarks, trade secrets, or similar proprietary rights. In addition, other parties may seek to assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, profitably exploit our products, or recoup our associated research and development costs.

As part of the distribution strategy of our products, we grant licenses to distributors for their respective territory. Although our distribution agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have a material adverse impact on our business.

Supply of quality water, agricultural and other raw materials, certain raw materials, and packaging materials purchased under short-term supply contracts, and limited group of suppliers of glass bottles, may harm our supplier which may affect our production costs and cause a shortage of our product supply.

The quality and quantity of water available for use is important to the supply of our agricultural raw materials and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our facilities, as well as to conduct our other operations. The suppliers of the agricultural raw materials we purchase are also dependent upon sufficient supplies of quality water for their vineyards and fields. If water available to our operations or the operations of our suppliers becomes scarce or the quality of that water deteriorates, we may incur increased production costs or face manufacturing constraints. In addition, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities. A substantial reduction in water supplies could result in material losses of grape crops and vines or other crops, which could lead to a shortage of our product supply.

Our facilities use a large volume of agricultural and other raw materials to produce their products. Our facilities all use large amounts of various packaging materials, including glass, aluminum, cardboard, and other paper products. Our production facilities also use electricity, natural gas, and diesel fuel in their operations. Certain raw materials and packaging materials are purchased under contracts of varying maturities. The supply, on-time availability and price of raw materials, packaging materials, and energy can be affected by many factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts, storms, and other weather conditions or natural or man-made events, economic factors affecting growth decisions, inflation, plant diseases, and theft.

Disruptions in our supply chains could impact our ability to continue production. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

The volatility of energy and increased regulations may have an adverse impact on our gross margin.

Over the past few years, volatility in the global oil markets has resulted in variable fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. If fuel prices increase, we expect to experience higher shipping rates and fuel surcharges, as well as energy surcharges on our raw materials. It is hard to predict what will happen in the fuel markets in 2022 and beyond. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

Disruption within our supply chain or distribution channels could have an adverse effect on our business, financial condition, and results of operations.

Our ability, through our suppliers, business partners, independent distributors, and retailers, to make, move and sell products is critical to our success. Damage or disruption to our suppliers or to manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as the COVID-19 pandemic, labor strikes, or other reasons, could impair the manufacture, distribution, and sale of our products. Many of these events are outside of our control. Failure to take adequate steps to protect against or mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition, and results of operations.

Our business operations may be interrupted and negatively affected due to economic and political uncertainties or changes associated with our international operations.

We operate facilities in Australia, which includes a distillery, and in the United States. These countries impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. Governmental bodies may propose changes to international trade agreements, treaties, tariffs, taxes, and other government rules and regulations including but not limited to environmental treaties and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Any such tariffs, and any retaliatory tariffs may have a material adverse effect on our results of operations, including our sales and profitability.

In addition, governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising, and relations with wholesalers and retailers. Certain regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements, or taxes could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

These uncertainties and changes, as well as the decisions, policies, and economic strength of our suppliers and distributors, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy, and labor, could adversely impact our financial results.

The principal raw materials we use include glass bottles, aluminum cans, labels, and cardboard cartons, flavorings, and sweeteners. These ingredient costs are subject to fluctuation. Substantial increases in the prices of our ingredients, raw materials, and packaging materials, to the extent that they cannot be recouped through increases in the prices of finished beverage products, would increase our operating costs and could reduce our profitability. If our supply of these raw materials is impaired or if prices increase significantly, it could affect the affordability of our products and reduce sales.

If we are unable to secure sufficient ingredients or raw materials including glass, sugar, and other key supplies, we might not be able to satisfy demand on a short-term basis.

Operational disruptions or catastrophic loss to our properties, other production facilities, or distribution systems could cause delays in our production.

If any of our properties, production facilities, or distribution systems were to experience a significant operational disruption or catastrophic loss, it could delay or disrupt production, shipments, and revenue, and result in potentially significant expenses to repair or replace these properties. Also, our production facilities are asset intensive. As our operations are concentrated in a limited number of production and distribution facilities, we are more likely to experience a significant operational disruption or catastrophic loss in any one location from acts of war or terrorism, fires, floods, earthquakes, severe winter storms, hurricanes, pandemics, labor strike, or other labor activities, cyber-attacks, and other attempts to penetrate our information technology systems or the information technology used by our employees who work from home during the COVID-19 pandemic, unavailability of raw or packaging materials, or other natural or man-made events. If a significant operational disruption or catastrophic loss were to occur, we could breach agreements, our reputation could be harmed, and our business, liquidity, financial condition, and/or results of operations could be adversely affected due to higher maintenance charges, unexpected capital spending, or product supply constraints.

Our insurance policies do not cover certain types of catastrophes and may not cover certain events such as pandemics. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain property damage and business interruption insurance. If our insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at greater risk that we may experience an adverse impact to our business, liquidity, financial condition, and/or results of operations.

Counterfeit or confusingly similar products sold by third parties could harm our brand and cause a decrease in our sales and operations.

To the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could harm our business and as a result, our operations could suffer.

We do not have long-term, written agreements with any of our suppliers. The termination of our relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. If our suppliers increase their prices, we may not be able to secure alternative suppliers, and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers’ failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition, or results of operations could be negatively impacted.

Failure of our U.S. distributors to distribute our products adequately within their territories could result in a decline of our operations.

In the U.S., we are required by law to use state-licensed distributors or, in 17 states known as “control states,” state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants, and national chains in the United States. Our importer has established relationships for our brands with a limited number of wholesale distributors; however, failure to maintain those relationships could significantly and adversely affect our business, sales, and growth. Through our eCommerce website in the United States, www.wiredforwine.com, we distribute to approximately 44 states under a direct-to-consumer (DTC) model where such DTC shipments of wine are legally permitted.

Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. If we fail to maintain good relations with a distributor, our products could, in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors’ ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. In addition, all of our distributors also distribute competitive brands and product lines. We cannot assure you that our U.S. distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines, or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

If our third-party service providers and business partners do not satisfactorily fulfill their commitments and responsibilities, our financial results could suffer.

In the conduct of our business, we rely on relationships with third parties, including cloud data storage and other information technology service providers, suppliers, distributors, contractors, joint venture partners, and other external business partners, for certain functions or for services in support of key portions of our operations. These third-party service providers and business partners are subject to similar risks as we are, relating to cybersecurity, privacy violations, business interruption, and systems and employee failures, and are subject to legal, regulatory, and market risks of their own. Our third-party service providers and business partners may not fulfill their respective commitments and responsibilities in a timely manner and in accordance with the agreed-upon terms. In addition, while we have procedures in place for selecting and managing our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational, and operational risk. If we are unable to effectively manage our third-party relationships, or for any reason our third-party service providers or business partners fail to satisfactorily fulfill their commitments and responsibilities, our financial results could suffer.

Pandemics, such as the current global COVID-19 pandemic, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate may damage our business and disrupt our operations.

Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, bottle, and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Ports or channels of entry may be closed or operate at only a portion of capacity, or transportation of products within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home. Our cyber-security could be compromised if persons who are forced to work from home do not maintain adequate information security. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn, which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Contamination and degradation of product quality from diseases, pests, and the effects of weather and climate conditions could delay, disrupt, and harm our sales and operations.

Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect sales. Various diseases, pests, fungi, viruses, drought, frosts, and certain other weather conditions or the effects of climate conditions, such as smoke taint from wildfires, could affect the quality and quantity of agricultural raw materials available, decreasing the supply and quality of our products. Similarly, power disruptions due to weather conditions could adversely impact our production processes and the quality of our products. We cannot guarantee that we and/or our suppliers of agricultural raw materials will succeed in preventing contamination in existing and/or future vineyards or fields. Future government restrictions regarding the use of certain materials used in growing grapes or other agricultural raw materials may increase vineyard costs and/or reduce production of grapes or other crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety, and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials, or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials, or product components purchased from third parties and used in the production of our products, or defects in the fermentation or distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

Class action or other litigation relating to abuse of our products, the misuse of our products, product liability, or marketing or sales practices could cause a disruption in our operations.

There has been public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking, and health consequences from the misuse of alcohol. We could be exposed to lawsuits relating to product liability or marketing or sales practices. Adverse developments in lawsuits concerning these types of matters or a significant decline in the social acceptability of beverage alcohol products that may result from lawsuits could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Failure of our products to secure and maintain listings in the control states in the U.S. could cause our sales to decrease which will negatively impact our operations.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing in control states must generally reach certain volumes and/or profit levels to maintain their listings. Products in control states are selected for purchase and sale through listing procedures, which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may develop or acquire, sales of our products could decrease significantly, which would have a material adverse financial effect on our results of operations and financial condition.

Failure of our key or service product information technology systems, cyber-security breach, or cyber-related fraud to act properly could negatively impact our business, operations, and reputation.

We rely on information technology (“IT”) systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), and software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist us in the management of our business.

Increased IT security threats and more sophisticated cyber-crime, pose a potential risk to the security of our IT systems, networks, and services, as well as to the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive, and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers, or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems.

Litigation and litigation risks may have an adverse impact on our operations, business, and reputation.

From time to time, we may become involved in various litigation matters and claims, including employment, regulatory proceedings, administrative proceedings, governmental investigations, and contract disputes. We could face potential claims or liability for, among other things, breach of contract, defamation, libel, fraud, or negligence. We may also face employment-related litigation, including claims of age discrimination, sexual harassment, gender discrimination, immigration violations, or other local, state, and federal labor law violations. Because of the uncertain nature of litigation and insurance coverage decisions, the outcome of such actions and proceedings cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, financial condition, results of operations, cash flows, reputation, brand identity, and the trading price of our securities. Any such litigation, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

Product liability or other related liabilities could lead to litigation which could damage our operations, business, and reputations.

Although we maintain liability insurance and will attempt to limit our contractual liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit product liability or other related liabilities. Our product liability insurance coverage is limited to AUD$1 million per occurrence and AUD$2 million in the aggregate and our general liability umbrella policy is capped at AUD$5 million, which may be insufficient. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation or business.

If we encounter product recalls or other product quality issues, our business may suffer.

Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish our image and could cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, or allegations of product contamination, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverages, including contents, labels, caps, and containers, are subject to the rules and regulations of various federal, provincial, state, and local health agencies. If a regulatory authority finds that a current or future product or production batch or “run” is not in compliance with any of these regulations, we may be fined, or production may be stopped, which would adversely affect our financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations, may inhibit sales of such products. In California, a law requires that a specific warning appear on any product that contains a component listed by the state as having been found to cause cancer or birth defects. This law recognizes no generally applicable quantitative thresholds below which a warning is not required. If a component found in one of our products is added to the list, or if the increasing sensitivity of detection methodology that may become available under this law and related regulations as they currently exist, or as they may be amended, results in the detection of an infinitesimal quantity of a listed substance in one of our beverages produced for sale in California, the resulting warning requirements or adverse publicity could affect our sales.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure or as a result of a cybersecurity attack.

The proper functioning of our own information technology (IT) infrastructure is critical to the efficient operation and management of our business. We may not have the necessary financial resources to update and maintain our IT infrastructure, and any failure or interruption of our IT system could adversely impact our operations. In addition, our IT is vulnerable to cyber-attacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. We believe that we have adopted appropriate measures to mitigate potential risks to our technology infrastructure and our operations from these IT-related and other potential disruptions. However, given the unpredictability of the timing, nature, and scope of any such IT failures or disruptions, we could potentially be subject to downtimes, transactional errors, processing inefficiencies, operational delays, other detrimental impacts on our operations or ability to provide products to our customers, the compromising of confidential or personal information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition, or results of operations.

If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions, and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit, and store information relating to identifiable individuals (“personal data”), primarily employees, former employees, and consumers with whom we interact. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. These laws impose operational requirements for companies receiving or processing personal data, and many provide for significant penalties for noncompliance. These requirements with respect to personal data have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and information security systems, policies, procedures, and practices. Our security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures, and practices we implemented or may implement in the future may not prevent the improper disclosure of personal data by us or the third-party service providers and vendors whose technology, systems and services we use in connection with the receipt, storage, and transmission of personal data. Unauthorized access or improper disclosure of personal data in violation of personal data protection or privacy laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including fines), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages, fines, and/or criminal prosecution, all of which could negatively affect our business and operating results.

International operations, worldwide and domestic economic trends, and financial market conditions, geopolitical uncertainty, changes to international trade agreements and tariffs, import and excise duties, other taxes, or other governmental rules and regulations could have a material adverse effect on our business and operations.

Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

●	changes in local political, economic, social, and labor conditions;

●	potential disruption from socio-economic violence, including terrorism and drug-related violence;

●	restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;

●	import and export requirements and border accessibility;

●	currency exchange rate fluctuations;

●	a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and

●	inadequate levels of compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or a return of high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We are also exposed to risks associated with interest rate fluctuations. We could experience changes in our ability to manage fluctuations in interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

We are subject to risks inherent in sales of products in international markets.

Our operations outside of the United States constitute a significant portion of our revenue and profitability, and we believe that developing and emerging markets could present future growth opportunities for us. However, there can be no assurance that existing or new products that we manufacture, distribute, or sell will be accepted or be successful in any particular foreign market, due to local or global competition, product price, cultural differences, consumer preferences, or otherwise. There are many factors that could adversely affect demand for our products in foreign markets, including our inability to attract and maintain key distributors in these markets; volatility in the economic growth of certain of these markets; changes in economic, political or social conditions; the status and renegotiations of the North American Free Trade Agreement; imposition of new or increased labeling, product or production requirements, or other legal restrictions; restrictions on the import or export of our products or ingredients or substances used in our products; inflationary currency, devaluation or fluctuation; and increased costs of doing business due to compliance with complex foreign and U.S. laws and regulations. If we are unable to effectively operate or manage the risks associated with operating in international markets, our business, financial condition, or results of operations could be adversely affected.

Damage to our reputation could harm our business and cause a decline in our sales.

The success of our brands depends upon the positive image that consumers have of those brands and maintaining a good reputation is critical to selling our branded products. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid, such as the similarity of the name of certain of our brands or trademarks and a type of virus), negative comments in social media, or our responses relating to:

●	a perceived failure to maintain high ethical and ESG standards and practices for all our operations and activities;

●	a perceived failure to address concerns relating to the quality, safety, or integrity of our products, including from contamination, whether arising accidentally or through deliberate third-party action;

●	allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cyber-security;

●	our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or

●	efforts that are perceived as insufficient to promote the responsible use of alcohol.

Failure to comply with federal, state, or local laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement information, or protect our information systems against service interruptions, misappropriation of data, or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, as well as require additional resources to rebuild our reputation, competitive position, and brand equity and renew investor confidence.

Due to the highly competitive market we operate in, our sales and operations could be negatively affected by our competitors.

We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

●	our inability to maintain or increase prices;

●	new entrants in our market or categories;

●	the decision of wholesalers, retailers, or consumers to purchase competitors’ products instead of ours; or

●	a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general, and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

Our intangible assets, such as goodwill and trademarks, could have a material adverse effect in the event of a write-down of the assets.

We have a significant amount of intangible assets such as goodwill and trademarks and may acquire more intangible assets in the future. Intangible assets are subject to a periodic impairment evaluation under applicable accounting standards. The write-down of any of these intangible assets could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Changes to tax laws, fluctuations in our effective tax rate, accounting for tax positions, the resolution of tax disputes, and changes to accounting standards, elections, or assertions could harm our business and operations.

The U.S. federal budget and individual state, provincial, local municipal budget deficits, or deficits in other governmental entities, could result in increased taxes on our products, business, customers, or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local, or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds.

In addition, significant judgment is required to determine our effective tax rate and evaluate our tax positions. Our provision for income taxes includes a provision for uncertain tax positions. Fluctuations in federal, state, local, and foreign taxes, or a change to uncertain tax positions, including related interest and penalties, may impact our effective tax rate and our financial results. When tax matters arise, several years may elapse before such matters are audited and finally resolved. Unfavorable resolution of any tax matter could increase our effective tax rate and resolution of a tax issue may require the use of cash in the year of resolution.

U.S. tax changes or changes in how international corporations are taxed, including changes in how existing tax laws are interpreted or enforced, or changes to accounting standards, elections or assertions could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired.

Under United States Generally Accepted Accounting Principles (“U.S. GAAP”), we are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include, declining or slower than anticipated growth rates for certain of our existing products, a decline in stock price and market capitalization, and slower growth rates in our industry. We may be required in the future to record a significant charge to earnings during the period in which we determine that our intangible assets have been impaired. Any such charge would adversely impact our results of operations. As of December 31, 2021, our goodwill totaled approximately USD$951,000.

Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. Companies similar to ours have historically generated a greater percentage of our revenues during the warm weather months of September through December. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

The U.S. GAAP and related pronouncements, implementation guidelines, and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, stock-based compensation, trade spend and promotions, and income taxes are highly complex and involve many subjective assumptions, estimates, and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates, or judgments by our management could significantly change our reported results.

If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our stock price and investor confidence could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting that are effective. Because of their inherent limitations, internal control over financial reporting, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls will prevent or detect misstatements. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions. The failure of controls by design deficiencies or absence of adequate controls could result in a material adverse effect on our business and financial results, which could also negatively impact our stock price and investor confidence.

We face substantial competition in the alcoholic beverage industry, and we may not be able to effectively compete.

Consolidation among spirits producers, distributors, wholesalers, or retailers could create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands, both during and after transition periods, because our brands might represent a smaller portion of the new business portfolio. Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product categories. Changes to our distribution channels or partners in important markets could result in temporary or longer-term sales disruption, higher implementation-related or fixed costs, and could negatively affect other business relationships we might have with that partner. Distribution network disruption or fluctuations in our product inventory levels with distributors, wholesalers, or retailers could negatively affect our results for a particular period.

Our competitors may respond to industry and economic conditions more rapidly or effectively than we do. Our competitors offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing, (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by our competitors could adversely affect our sales margins, and profitability.

Our business operations may be adversely affected by social, political, and economic conditions affecting market risks and the demand for and pricing of our products.

These risks include:

●	Unfavorable economic conditions and related low consumer confidence, high unemployment, weak credit or capital markets, sovereign debt defaults, sequestrations, austerity measures, higher interest rates, political instability, higher inflation, deflation, lower returns on pension assets, or lower discount rates for pension obligations;

●	Changes in laws, regulations, or policies – especially those that affect the production, importation, marketing, sale, or consumption of our beverage alcohol products;

●	Tax rate changes (including excise, sales, tariffs, duties, corporate, individual income, dividends, capital gains), or changes in related reserves, changes in tax rules or accounting standards, and the unpredictability and suddenness with which they can occur;

●	Dependence upon the continued growth of brand names;

●	Changes in consumer preferences, consumption, or purchase patterns, and our ability to anticipate and react to them;

●	Bar, restaurant, travel, or other on premise declines;

●	Unfavorable consumer reaction to our products, package changes, product reformulations, or other product innovation;

●	Decline in the social acceptability of beverage alcohol products in our markets;

●	Production facility or supply chain disruption;

●	Imprecision in supply/demand forecasting;

●	Higher costs, lower quality, or unavailability of energy, input materials, labor, or finished goods;

●	Direct-to-consumer changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in higher implementation--related or fixed costs;

●	Inventory fluctuations in our products by distributors, wholesalers, or retailers;

●	Competitors’ consolidation or other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets;

●	Insufficient protection of our intellectual property rights;

●	Product recalls or other product liability claims;

●	Product counterfeiting, tampering, or product quality issues;

●	Significant legal disputes and proceedings;

●	Government investigations (particularly of industry or company business, trade or marketing practices);

●	Failure or breach of key information technology systems;

●	Negative publicity related to our company, brands, marketing, personnel, operations, business performance or prospects; and

●	Business disruption, decline, or costs related to organizational changes, reductions in workforce, or other cost-cutting measures, or our failure to attract or retain key executive or employee talent.

Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business and results of operations.

Global economic uncertainties, including foreign currency exchange rates, affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. There can be no assurance that economic improvements will occur, or that they would be sustainable, or that they would enhance conditions in markets relevant to us.

An investment in our ordinary shares is speculative and there can be no assurance of any return on any such investment.

An investment in our ordinary shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Future sales of ordinary shares, or the perception of such future sales, by some of our existing shareholders could cause our share price to decline.

The market price of our ordinary shares could decline as a result of sales of a large number of shares of our ordinary shares in the market or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares in the future at a time and at a price that we deem appropriate.

From time to time, certain of our shareholders may be eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), and current public information and notice requirements.

Because certain principal shareholders own a large percentage of our voting stock, other shareholders’ voting power may be limited.

As of December 31, 2021, two (2) of our shareholders own or control approximately 78.3% of our outstanding ordinary shares. If those shareholders act together, they would have the ability to have a substantial influence on matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. As a result, our other shareholders may have little or no influence over matters submitted for shareholder approval. In addition, the ownership of such shareholders could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our ordinary shares. These shareholders may make decisions that are adverse to your interests.

We do not expect to pay dividends and investors should not buy our ordinary shares expecting to receive dividends.

We do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our ordinary shares if the price appreciates. You should not purchase our ordinary shares expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in establishing an orderly trading market for our shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand our business operations.

There can be no assurances that our ordinary shares once listed on the Nasdaq Capital Market will not be subject to potential delisting if we do not continue to maintain the listing requirements of Nasdaq.

We intend to apply to list the shares of our ordinary shares on the Nasdaq Capital Market, under the symbol “IBG.” An approval of our listing application by the Nasdaq will be subject to, among other things, our fulfilling all of the listing requirements of the Nasdaq. In addition, the Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing (i.e., being de-listed from the Nasdaq), would make it more difficult for shareholders to sell our ordinary shares and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our ordinary shares. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our ordinary shares is not traded on a national securities exchange.

Our ordinary shares could be further diluted as the result of the issuance of additional ordinary shares, convertible securities, options, or warrants.

Our issuance of additional ordinary shares, convertible securities, options, and warrants could affect the rights of our shareholders, result in a reduction in the overall percentage holdings of our shareholders, could put downward pressure on the market price of our ordinary shares, could result in adjustments to conversion and exercise prices of outstanding notes and warrants, and could obligate us to issue additional ordinary shares to certain of our shareholders.

You should consult your independent tax advisor regarding any tax matters arising with respect to our ordinary shares.

All prospective purchasers of our ordinary shares are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership, and disposition of our ordinary shares.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned call centers;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our [ ] ordinary shares in this offering will be approximately[ $_________], after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us (including the offering expenses that have been committed to be paid).

We intend to use net proceeds from this offering for working capital and general corporate purposes, including operating expenses. Other than as set forth, we do not anticipate requiring any material amounts of other funds to accomplish the specified purposes. We believe that the net proceeds from this offering and our existing cash will be sufficient to fund our operations through at least the next 24 months. This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering, or the amounts that we will actually spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in using these proceeds. Investors will be relying on our judgment regarding the use of the net proceeds from this offering.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. We will have broad discretion in the application of the net proceeds in the category of “for general corporate purposes,” and investors will be relying on our judgment regarding the application of the proceeds of this offering. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate.

DIVIDEND POLICY

The holders of our ordinary shares are entitled to dividends out of funds legally available when and as declared by our Board of Directors subject to the Australian Corporations Act 2001. In connection with the conversion of our company from a proprietary limited company to a limited public company, we declared a dividend. Other than that dividend, our Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Should we decide in the future to pay dividends, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating company may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

EXCHANGE RATE INFORMATION

Our business is conducted in Australian dollars, and our financial statements are maintained in Australian dollars, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income/loss. Unless otherwise noted, we have translated profit and loss items at an average rate of AUD$0.6906 for the year ended December 31, 2020 and AUD$0.7215 for the year ended December 31, 2021, and for the balance sheet items we have translated at closing rate as of December 31, 2020 which is AUD$0.7702 and as of December 31, 2021 which is AUD$0.7256.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, as the case may be, at any particular rate, or at all. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of March 31, 2022:

●	On an actual basis; and

●	On a pro forma basis to give effect to the sale of [ ] ordinary shares by us in this offering at the assumed initial public offering price of $[ ] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and to reflect the application of the proceeds after deducting the estimated 7% underwriting discounts and commissions, 1% non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our ordinary shares and other terms of this offering determined at pricing. You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included elsewhere in this prospectus.

	March 31, 2022
	Actual	Pro Forma (1)(2)

Cash and cash equivalents	$519,948
Notes payable	108,063
Shareholders’ Equity:
Ordinary shares, no par value; no authorization limit; 1,856,394 ordinary shares issued and outstanding; [●] ordinary shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised
Additional paid-in capital	4,413,367
Statutory reserve	0
Retained earnings	-1,191,442
Accumulated other comprehensive income	101,076
Total Shareholders’ Equity	3,323,001
Total Capitalization	$3,431,064

(1)	Assumes the option to purchase additional securities is not exercised by the underwriters and no value is attributed to the Warrants.

(2)	Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A $1.00 increase (decrease) in the assumed public offering price of $[ ] per share would increase (decrease) the pro forma net tangible book value per share by approximately $[ ] and the dilution in pro forma net tangible book value per share to investors participating in this offering by $[ ] per share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, non-accountable expense allowance, and offering expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2022, was $[1,919,603], or $[1.03] per common share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the initial public offering price per ordinary share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [●] ordinary shares offered in this offering based on the assumed initial public offering price of $[●] per ordinary shares, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [February 28], 2022, would have been $[●], or $[●] per outstanding common share. This represents an immediate increase in net tangible book value of $[●] per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per ordinary share to investors purchasing ordinary shares in this offering. The as adjusted information discussed above is illustrative only.

A $1.00 change in the assumed public offering price of $[●] per ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by $[●] million, the pro forma net tangible book value per ordinary share after giving effect to this offering by $[●] and the dilution in pro forma net tangible book value per ordinary share to new investors in this offering by $[●] assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table illustrates the estimated net tangible book value per share after this offering and the per share dilution to persons purchasing ordinary shares in this offering based on the foregoing offering assumptions:

	No Exercise of Over-Allotment Option		Full Exercise of Over-Allotment Option
Assumed initial public offering price per common share	$		$
Net tangible book value per ordinary share as of March 31, 2022		1.03		1.03
As adjusted net tangible book value per ordinary share attributable to payments by new investors
Pro forma net tangible book value per ordinary share immediately after this offering
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$		$

The following tables summarize, on a pro forma as adjusted basis as of March 31, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent	Amount		Percent	Share
($ in thousands)
Existing shareholders	1,856,394	%		$4,413,367	%	$
New investors		%			%
Total		%	$		%	$

	Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment option exercised in full	Number	Percent	Amount	Percent	Share
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%		%
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Statement About Forward-Looking Statements.”

Overview

We are a developer, manufacturer and exporter of a growing portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands of beverages like Australian Bitters Company and Drummerboy. Our distribution capabilities include sales to large distributors and high-margin direct-to-consumer sales. We have partnered with Coca-Cola Europacific Partners (NASDAQ:CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively distribute “Australian Bitters Company” bitters in Australia while retaining the rights throughout the rest of the world, and we are negotiating distribution to new European markets, including expansion of our new brands such as Drummerboy into Australia and Europe. We focus on direct-to-consumer (DTC) sales through our network of eCommerce platforms. We launched BevMart, a DTC marketplace, in Australia in May 2021 and in the U.S. in February 2022. We also acquired the U.S.-based Wired For Wine.com in November 2021, increasing the scope of our DTC capabilities, which allows us to drive higher margins across our brands.

We have facilities, which are FDA certified, kosher compliant and meet Coca-Cola’s stringent standards, include the ability to engage in the process of making our products in-house, including innovation and development, maceration, blending, distillation, rectification and bottling. We believe that we currently have the capacity to increase production by 10x with minimal capital expenditures.

Factors Affecting Our Results of Operations

We believe our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Implementing our growth strategy

The Company has two distinct business units as follows:

A.	Creating, marketing, and scaling lifestyle focused beverage brands with a focus on Bitters, Non-Alcohol Spirits, Bottled cocktails and other high margin innovative products exclusively developed in house and sold via large distribution partners in Australia and around the globe. The largest distribution partnership is with Coca-Cola Euro-Pacific Partners (NASDAQ:CCEP) followed by a partnership with Sway Energy Corporation.

B.	Sales of wine and spirits via company’s owned marketplaces namely www.wiredforwine.com, www.bevmart.com, www.bevmart.com.au, and www.drummerboy.com. These marketplaces allow us to position is range of owned, produced and future brands into a direct to consumer (DTC) business model which allows for the capture of the entire value chain as well as the opportunity to test and trial consumer feedback on new innovations.

Our growth objectives for A are to increase its range of brands as well as increase its territories with a focus on large territories suited for its brands. A significant opportunity is to increase its range with current distribution partners of which CCEP is a major distributor. We also have a U.S. expansion strategy for Bitters brands and its latest non-alcohol spirits innovation and brand called Drummerboy. We are in active discussions with significant distributors around the world for its suite of brands.

Our growth objectives for B are to increase the number of visitors to its marketplaces and increase the conversion via a customer acquisition strategy (CAC). The primary growth opportunity is to increase revenues, increase efficiencies and gross margins. A primary driver of the increase in revenues will be wiredforwine.com and drummerboy.com which will both utilize the same back-end infrastructure and fulfilment center controlled by the company.

Impact of COVID-19

Our full year 2020 and 2021 performance reflected the impact of COVID-19 throughout the period. Restrictions continued to impact company’s global operations, with significant impacts in our Australian operations with key sales channels remaining in varied states of impact and recovery. During the pandemic, e-commerce continued to demonstrate strong performance, offset by varying levels of disruption of other sales channels such as on-premises and travel retail. We remain confident that, as most those sales channels re-open and consumption demand returns, it is very well placed to further the pace of its recovery. COVID-19 also caused the shortage of raw material and prolonged logistical issues. Company’s experienced management team has supported the business well through this time of challenge and has helped to drive positive momentum.

Key Components of Our Results of Operations

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue,gross profit and gross margin. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenue

Our revenue is derived primarily from the sales of bitter products to Coca-Cola Europacific Partners and oversea customers and direct-to-customer (DTC) sales through our on-line marketplaces.

Cost of Goods Sold

Cost of goods sold include the costs of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity.

General and Administrative Expenses

Selling, general and administrative expenses consist primarily of amortization of intangible assets, advertising and marketing, consultancy and other professional fees, insurance, and new product development.

Finance Costs

Finance costs consist primarily of interest expenses as a result of the lease accounting.

Other Income

Other income consists of government incentives in the form of the Australian federal government’s “JobKeeper” program which was a program aimed to support companies as a result of the COVID-19 pandemic, bank interest received, gains on disposal of assets and other income earned from sales to contractors.

Results of Operations

Fiscal Years Ended December 31, 2021 to December 31, 2020

Revenues for the year ended December 31, 2021, were $3,748,281 compared to revenues of $2,292,129 for the year ended December 31, 2020. The following table summarizes the results of our sales for the years ended December 31, 2021 and 2020, respectively.

	12 Months Ended December 31,
	2021		2020
Brand Products	$3,007,226	80%	$2,292,129	100%
E-Commerce	$741,055	20%	$—	0%
Total	$3,748,281	100%	$2,292,129	100%

The $1,186,152, or approximately 51.7%, increase in revenue was driven by the direct-to-consumer (DTC) sales contributed from BevMart Australia (since May 2021) and Wired For Wine.com (since Nov 2021) and stable year-to-year increased sales volume to Coca-Cola Europacific Partners.

Cost of goods sold for year ended December 31, 2021, were $1,255,877 compared to cost of goods sold for the year ended December 31, 2020, of $441,710. The increase in cost of goods sold for the year ended December 31, 2021, was primarily due to our increased sales, and as our sales increased, our cost of sales for those sales correspondingly increased.

Operating expenses for the year ended December 31, 2021, were $2,438,237 compared to $1,054,756 for the year ended December 31, 2020. The increase in our operating expenses was primarily a result of recording increased expenses relating to sales, marketing, consulting, and employee benefits. The net income for the year ended December 31, 2021, was $31,763 as compared to a net income of $595,766 for the year ended December 31, 2020. The decrease in net income is due to our increase in operating expenses invested in company’s long-term growth in future.

Six Months Ended June 30, 2021 and 2020

Revenues for the six months period ended June 30, 2021, were $1,331,579 compared to revenues of $703,604 for the period ended June 30, 2020. The following table summarizes the results of our sales for the years ended June 30, 2021 and 2020, respectively.

	6 Months Ended June 30,
	2021		2020
Brand Products	$1,323,433	99%	$703,604	100%
E-Commerce	$8,146	1%	$—	0%
Total	$1,331,579	100%	$703,604	100%

The $627,975, or approximately 89.3%, increase in revenue was driven by increased sales to Coca Cola Europacific Partners (CCEP). BevMart, our direct-to-consumer (DTC) marketplace was not launched until May 2021 and as such most of the eCommerce sales were made during the second half of the year.

Cost of goods sold for period ended June 30, 2021, were $357,960 compared to cost of goods sold for the period ended June 30, 2020, of $149,799. The increase in cost of goods sold for the period ended June 30, 2021, was primarily due to our increased sales, and as our sales increased, our cost of sales for those sales correspondingly increased.

Operating expenses for the period ended June 30, 2021, were $711,325 compared to $512,196 for the period ended June 30, 2020. The increase in our operating expenses was primarily a result of recording increased expenses relating to sales and marketing we spent on DTC marketplace launch.

Liquidity and Capital Resources

Cash Flow

Fiscal Years Ended December 31, 2021, and 2020

As of December 31, 2021, we had total cash and cash equivalents of $1,559,172 as compared with $403,486 at December 31, 2020. The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended
	December 31,
	2021	2020
Cash used in operating activities	$(843,591)	$1,003,187
Cash used in investing activities	$(1,758,226)	$(708,826)
Cash provided by financing activities	$3,905,017	$(5,208)
Net increase (decrease) in cash and cash equivalents (without impact of changes in foreign currency on cash)	$1,303,200	$289,153

The increase of $1.3m was primarily due to $3.94m inflow from a Series A Financing as financing activities net off by $1.2m business and intangible assets acquisition (investing activities) and $0.8m from operating activities.

The net cash received from the increase in share capital during the period between January 1, 2022 and April 7, 2022 was $594,538 through the issuance of 258,004 ordinary shares.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2021 and 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers” (Topic 606). Revenue is recognized upon the Company’s satisfaction of a single performance obligation when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Lease Commitments

Operating lease right of use (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the statements of operations.

Finance lease right of use assets represents the right to use the leased asset for the lease term and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial liability for a finance lease will subsequently be adjusted to reflect interest expense incurred (increase of the liability), and lease payments made (decrease of the liability). Interest should be recognized equal to an amount that produces a constant periodic discount rate on the remaining balance of the liability during the lease term (i.e., the effective interest method). The ROU asset should be amortized on a straight-line basis from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. If, however, ownership of the ROU asset is transferred to the lessee at the end of the lease term or it is reasonably certain the lessee will exercise a purchase option for the ROU asset, then the lessee should amortize the ROU asset from commencement of the lease to the end of the useful life of the ROU asset.

Foreign Currency Translation

The Company determined that its functional currency is the U.S. dollar since the U.S. dollar is the currency of the environment in which the Company primarily generates and expends cash. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Company. These transaction gains and losses are included in results of operations.

Recently Issued Accounting Pronouncements

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

The new guidance; (i) eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an organization’s current estimate of all expected credit losses over the contractual term of its financial assets, (ii) broadens the information that an entity can consider when measuring credit losses to include forward-looking information, (iii) increases usefulness of the financial statements by requiring timely inclusion of forecasted information in forming expectations of credit losses, (iv) increases comparability of purchased financial assets with credit deterioration (PCD assets) with other purchased assets that do not have credit deterioration as well as originated assets because credit losses that are expected will be recorded through an allowance for credit losses for all assets, (v) increases users’ understanding of underwriting standards and credit quality trends by requiring additional information about credit quality indicators by year of origination (vintage), and (vi) aligns the income statement recognition of credit losses, for available-for-sale debt securities, with the reporting period in which changes occur by recording credit losses (and subsequent changes in credit losses) through an allowance rather than a write down.

The new guidance affects organizations that hold financial assets and net investments in leases that are not accounted for at fair value with changes in fair value reported in net income. It affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash.

For public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Company will adopt beginning January 1, 2023. The Company does not believe the adoption of this pronouncement will have a material impact on its consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its consolidated financial statements.

BUSINESS

Overview

We are a developer, manufacturer, marketer, exporter and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands. Our focus is on premium and super premium brands.

Our flagship Australian Bitters Company (ABC) brand accounted for approximately [75%] of our revenues in 2021. We also sell BitterTales, a brand to which we have the exclusive right to manufacture for distribution in the United States.

The Australian Bitters Company brand was developed as an Australian alternative to a well-known, nearly 200 year old brand, Angostura Bitters. In 2020, Angostura Bitters had approximately 71% of the market share in Australia.[4] During the same period, ABC had approximately 25% of the market share, having launched in 2015. We believe that the growth of ABC to its current position in the markets shows that ABC has become the first Australian-made challenger brand to Angostura Bitters. By way of distribution through Coca-Cola Europacific Partners (CCEP), Australia’s largest beverage distributor, ABC has managed to grow its market share substantially. CCEP has a distribution network that reaches over 90% of postcodes across Australia. As a brand in CCEP’s distribution network, we anticipate significant continued growth. ABC also has the home-field advantage of being locally produced and Australian rather than being an imported product.

Our goal is to increase our market share in the $600 million global market for bitters. Our partnership with Coca-Cola Europacific Partners (NASDAQ:CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively manufacture ABC bitters for distribution in Australia is a key component of this strategy. We retain distribution rights for ABC bitters outside Australia and are actively negotiating new distribution arrangements for new markets.

Our direct-to-consumer (DTC) distribution channel is a network of eCommerce platforms: www.bevmart.com.au, www.bevmart.com, www.wiredforwine.com, and www.drummerboy.com. We launched BevMart.com.au in Australia in May 2021 and BevMart.com in the U.S. in February 2022. In November 2021, we acquired the U.S.-based www.wiredforwine.com. Our Drummerboy brand will be offered through its own DTC website. We offer our brands, as well as other brands, through our four (4) eCommerce platforms.

We are introducing a new non-alcoholic spirit brand called Drummerboy, our first entry into the growing non-alcoholic beverage market. No-and-Low Alcohol products are becoming increasingly accepted as a lifestyle and societal norm, making it more accessible and approachable for consumers. The market value of no/low alcohol in key global markets in 2021 was just under USD$10 billion, up from USD$7.8 billion in 2018.[5] With a direct to consumer (DTC) retail price per bottle of AUD$50 (approximately USD$35) and via manufacturing efficiencies through in-house manufacturing, we anticipate a margin in excess of 80% gross profit when selling Drummerboy through its own www.drummerboy.com website in a DTC sale.

We have launched Twisted Shaker, our first entry in the bottled cocktail market, in Australia. The pre-batched cocktail market grew significantly during the beginning of the COVID pandemic with consumers loving the convenience and cost efficiency of this type of product. Twisted Shaker cocktails are full-strength, high-quality bottled cocktails. We expect to launch new bottled cocktail brands in the U.S. in July 2022.

[4] International Wines and Spirits Record (IWSR), Global Cocktail Bitters Snapshot (Prepared for Innovative Beverage Group Limited; March 23, 2022).

[5] IWSR, No- and Low-Alcohol in Key Global Markets Reaches Almost US$10 Billion in Value (Last accessed April 26, 2022).

BEV eCommerce

* Depicted in this image are products we distribute through our eCommerce websites on behalf of customers as well as our [Twisted Shaker] and Drummerboy products.

Wired For Wine.com

Wired For Wine.com is a packaged wine website offering quality wines at highly competitive prices with incentivized free delivery on certain purchases. The current range contains more than 500 SKUs, with an email database of more than 33,000 highly engaged customers (42.16% average open rate on email marketing campaigns) and a majority demographic in the 24 - 35 age range (where 58% of customers are males).

On November 3, 2021, the Company acquired 100% of the outstanding equity interests in Reg Liquors, LLC d/b/a Wired For Wine.com, located in Stockton, New Jersey. Since the acquisition of Wired For Wine.com, BEV has begun reshaping the brand’s proposition and identity towards premiumization. The aim is to transform Wired For Wine.com into the U.S.’s leading online destination for premium wine.

WFW Short - Medium Term Strategy

●	Invest in short-term performance marketing, website optimization and long-term brand building.

Investing in performance marketing (paid digital media) and website optimizations will increase revenue in the short term while brand-building lays the foundation for sustainable growth. A strong brand will have better organic acquisition and retain more customers over time.

●	Build long-term relationships and loyalty with our customers through community and rewards.

New customer acquisition costs are skyrocketing and will continue to do so with a rise in (COVID-19 driven) online competition and a shift towards digital privacy. Building communities with shared values of the WFW brand and rewarding them for their loyalty reduces marketing costs, increases customer retention and supports brand building.

●	Focus on sustainable growth.

Even with the additional marketing spending and optimizations to WFW, it will be loss-making if it continues in its current format. Delivery costs are too high and margins are too thin to reinvest back into marketing for rapid growth. Short-term changes to promotional mechanics and pricing with long-term investment in brand equity and buying efficiencies will allow for increased profits without sacrificing revenue.

●	Utilize technology and expertise across our operations.

Product ranging, knowledge and buying efficiencies will be core to the success of WFW’s new brand identity. As such, we plan to hire a sommelier or wine expert for support in product ranging (sought after, premium wines) and product-related knowledge that can be used as digital content. Better insights and analytics will support personal knowledge with data on purchase frequency, purchase amount and predicted depletion date to better manage cash flow and forecasting. Operationally, our consolidation of the eCommerce structure will help reduce operating expenses, duplication of work and leverage the team’s experience and capabilities.

The below roadmap illustrates the planned projects based on the above short-term strategy.

ROADMAP

Start within 3 months

Start within 6 months

Future planned work (subject to change)

Updates & details of progress can be found here

Brand & Customer
Customer Support Enhancements
Customer Data Platform
Delivery Options
Corporate Refresh
Gifting / Engraving Refresh
Marketing & Website
Marketplaces
More Payment Options
Article Content Refresh (SEO)
Loyalty Program
Brand Identity (incl logo)
Enhanced PDPs
Subscription Refresh
Relaunch website
Go To Market Strategy
SMS & Push
Range review
Relaunch Socials
Add customer reviews
Structure roduct Data
Gift Cards
Marketing Calendar
Hire Somm for content/ranging
Additional Hires
Profit
Brand Strategy
Email Optimisation
Increase oduct Margins
Marketing Optimisatio
Inventory Analytics
Test Promo Mechanics
Reduce Delivery Costs
Audit
0-3 months
3-6 months
6+ months

WFW Medium - Long Term Strategy

1:1 Marketing personalization

●	Create a destination for corporate & gifting orders

●	Expand reach through 3rd part marketplaces (e.g. Drizly, Vivino)

●	Convenience options for customers (e.g. SMS orders, same-day delivery expansion)

Competitive Market

The U.S. market is relatively crowded with online packaged alcohol retailers, led by early adopters to online DTC and convenience commerce models, such as Drizly. The leaders in the destination, low price space - Total Wine (8.1 million monthly visits), Wine.com (1.1 million monthly visits) and Bevmo (913,000 monthly visits) - where Wired For Wine.com currently inhabits, all have a very similar business model: large range, low prices.

It is our belief that it would be futile for WFW to remain in this space. Low pricing to remain competitive and low margins inhibit our ability to scale and achieve revenue targets. Instead, a shift towards premiumization with a target of pre-family, medium to high income earners is the necessary model to achieve our goals. ReserveBar is great example of this, having success as a premium spirits (and small wine range) online retailer.

COMPETITORS

Destination
wine.com
K&L
Total Wine
& MORE
ReserveBar
BevMo!
wired for wine
SHOPWINE
DIRECT
Low Price
High Price
instacart
DRIZLY
UNTAPPD
Convenience

Winc, Naked Wines and Vivino are not included due to their model.

Size of logo relative to predicted revenue (based on website traffic).

Competitor Analysis

COMPETITOR ANALYSIS

	Range	Market Positioning	Website Design (UI/UX)	Pricing	Target Customer	Loyalty Program	Corporate / Gifting
wired for wine	Wine, Sake Medium Range	Premium*	Very Good*	Low - Medium	Pre Family , Premium	Yes*	Yes*
wine.com	Wine, Spirits Large Range	Mainstream	Very Good	Low	Post Family, Budget to Mainstream	Yes (Paid)	Yes
Total Wine & MORE	Wine, Spirits, Beer Large Range	Mainstream	Good	Low	Family to Post Family, Budget to Mainstream	No	Yes
K&L	Wine Large Range	Premium	Very Poor	Low - Medium	Family to Post Family, Premium	No	No
ReserveBar	Spirits Focus, Wine Medium Range	Premium	Very Good	Medium-High	Pre Family, Premium	No	Yes
SHOPWINE DIRECT	Wine, Spirits Large Range	Mainstream	Very Poor	Low - Medium	Pre Family to Family, Mainstream	No	Yes
BevMo!	Wine, Spirits, Beer Large Range	Mainstream	Poor	Low	Pre Family, Budget to Mainstream	No	Yes

* Is where is aiming to be

Note: Winc, Naked Wines and Vivino have not been included due to their business models.

Strengths

●	Our small size allows us to be nimble and adapt quickly to changes in the market. It also allows us to purchase high demand stock in small batches to push our brand and product specialization image without disappointing customers.

●	An already established loyal customer base built over a number of years will help us safeguard against new entrants into the market.

●	We aim to be a modern brand where the incumbents have, for the most part, built their brands on the traditional ‘wine world’ identity.

Weaknesses

●	We currently cannot match the buying power or margins of the big players due to volume purchase. Price wars can become damaging to profit (if we engage) once we land on the radar of bigger players.

●	A single warehouse location on the east coast limits our ability to expand instant delivery.

Opportunity

●	Taking market share from Shop Wine Direct and K&L Wine Merchants with a superior customer experience enabled by technology, mobile experience where most consumers shop, loyalty program and modern brand.

●	A lot of the competitor websites have a poor user interface and user experience, which causes user frustration and can be a defining factor of conversion, particularly mobile, where most users now shop online. WFW will address this, offering a best-in-class user interface and user experience.

●	Utilizing technology to solve the customer pain points.

●	Expansion of our subscriptions and corporate services.

Challenges

●	ReserveBar would become a significant competitor if they choose to expand their wine range and have an appetite for a price war.

●	Convenience commerce models and third-party marketplaces will continue to dominate the online space, however we should look to partner with these brands as they are an opportunity to reach a larger audience.

Bevmart AU

Bevmart is a vertically integrated, direct-to-consumer spirits website for Australian Boutique Spirits. Bevmart specializes in exclusive spirits and imported celebrity brands for the Australian market. Bevmart offers a range of 50 SKUs (primarily our produced products) with the objective to expand this range significantly by end of our 2022 fiscal year.

Competitive Market

Spirits are driving the most growth in both premium and mainstream categories of the packaged liquor market in 2020, with younger premium customers showing the strongest overall growth than any other segment.

For premium customers, gin, liqueurs and tequila show the highest growth in the spirits category with seltzers and gin-based premix leading the premix category.[6] The opportunity exists to capitalize on the younger premium segment through optimized channel targeting, customer service and range extension.

[6] IBIS World, AU Industry (Specialized) Report OD4087, Online Beer, Wine and Liquor Sales in Australia, Matthew Reeves (April 2021); IBIS World, AU Inustry (ANZSIC) Report G4123, Liquor Retailing in Australia, Matthew Reeves (February 2021).

Strengths

●	Exclusive, award winning and unique product range.

●	Celebrity endorsement in Australia from Michael Clarke, an Australian cricket legend.

●	Product range, website and customer service highly rated with an average star rating of 4.71/5 for product and 4.82/5 for website and customer service.

●	Offers same day delivery in Sydney metro.

●	Competitive pricing.

Weaknesses

●	Branding and range does not all reflect premium positioning.

●	Small range limits revenue growth.

●	Single warehouse location limits our ability to offer pick up across major cities.

●	Exclusiveness can be hard to secure for small or new brands.

Opportunity

●	Range expansion through exclusive agreements and parallel importing to cover more categories to increase revenue.

●	Create corporate and gifting destination.

●	Expert validation of product quality through award shows.

●	Expand same day delivery to other major cities in Australia.

●	Leverage technology to solve customer pain points.

Challenges

●	Celebrity product range could be picked up by competitors, diluting the brand proposition.

Bevmart U.S.A

Bevmart U.S.A aims to be a leading direct-to-consumer spirits platform in the U.S. market, specializing in exclusive spirits and celebrity brands. Bevmart U.S.A offers a range of 13 SKUs, which are all celebrity products.

Target Market Size

Spirits in the U.S. - for the 11th straight year - have continued to gain market share over beer and wine.[7] Premiumization also continues to increase with premium and the super-premium spirits categories seeing +7.3% and +12.7% growth, respectively.[8]

The demand for whiskies, such as Bourbon, Tennessee, and Rye, is growing significantly in the United States. The increasing demand for premium whiskies with the rising number of super-premium brands and the fast-growing cocktail market are the key factors driving the growth of the American whiskey market.

Competitive Market

At home beverage consumption was already trending prior to COVID-19. While it may have increased adoption of online liquor sales, consumers being more comfortable with being at home will continue to accelerate the trend.

The U.S. is forecast to overtake China to become world’s largest beverage alcohol eCommerce market by end of 2021.[9] As consumers continue to adjust to the effects of Covid-19, beverage alcohol eCommerce has become an increasingly important retail channel across the globe.[10]

Nearly half (44%) of American spirits e-shoppers began buying their booze online in 2021.[11] As a result, IWSR says that the American booze e-commerce market value grew by 80% this year; by 2024, online liquor sales in the U.S. are expected to hit 7% of total off-trade beverage alcohol volume in the country, compared to 6% in China.[12]

[7] Wine Enthusiast, “Spirits Sales Grew in 2020 Despite Pandemic, ‘Destructive’ Tariffs,” January 29, 2021.

[8] Id.

[9] IWSR, “Beverage alcohol eCommerce value grows by 42% in 2020, to reach US$24 billion”. (Last accessed April 26, 2022.)

[10] Id.

[11] Forbes, “U.S. On Track To Be Biggest Alcohol E-Commerce Market By 2021,” November 30, 2020.

[12] Id.

Competitive Analysis

Strengths

●	Premium celebrity product range offering competitive prices.

●	Soon to offer same day delivery in New York City and Jersey City, New Jersey.

●	Small size allows us to be nimble and adapt quickly to changes in the market. It also allows us to purchase high demand stock in small batches to push our product specialization image without disappointing customers.

Weaknesses

●	Small range limits revenue growth.

●	We currently cannot match the buying power or margins of the big players due to volume purchase. Price wars can become damaging to profit (if we engage) once we land on the radar of bigger players.

●	Single warehouse location on the east coast limits our ability to expand instant delivery.

●	Exclusiveness can be hard to secure for small or new brands.

Opportunity

●	Range expansion to increase revenue.

●	Create corporate and gifting destination for spirits.

●	Leverage Wired For Wine.com’s customer base to market Bevmart U.S.A.

Challenges

●	Celebrity product range could be picked up by competitors, diluting the brand proposition.

●	Convenience commerce models and third-party marketplaces will continue to dominate the online space, however, we should look to partner with these brands as they are an opportunity to reach a larger audience.

Drummerboy

Through efficiencies of managing www.bevmart.com, www.bevmart.com.au, and www.wiredforwine.com and having our own back end fulfilment warehouses and key relationships with logistics partnerships launch of www.drummerboy.com in both Australia and the U.S. via our own DTC system will lead to immediate scale opportunities.

Drummerboy.com will also have the advantage of cross marketing this website to existing loyal customers across the other marketplaces already in revenue.

Additionally, we will have efficiencies of scale in our digital, native, influencer, and direct marketing strategies with all websites managed and controlled by one centralized team and agency partnership.

eCommerce Advantages

Technological Advantages

All four of our eCommerce brands - www.wiredforwine.com, www.bevmart.com, www.bevmart.com.au, and www.drummerboy.com - are built on Shopify, including their front ends. While there are some customization restraints (ones that are not currently needed), Shopify provides a best-in-class, low-cost solution for our direct-to-consumer functionality needs. Its native features and a large library of app integrations significantly reduce our development costs and allow us to be nimble in an ever-changing digital landscape.

As we scale the brands, there may be a need for additional front end customizations in which we would adopt a headless e-Commerce architecture (custom front end) utilizing Shopify’s back end.

Operational Advantages

BEV has vertically integrated manufacturing, import, sales and marketing company with a focus on direct-to-consumer (DTC) enabling complete capture of the value chain. Our eCommerce and product team consists of members with extensive beverage industry experience garnered at some of the world’s largest alcohol companies, such as Endeavour Drinks Group (Australia’s largest liquor online and brick-and-mortar retail group), Treasury Wine Estates (Australia’s largest wine company and one of the world’s largest wine companies) and Anheuser-Busch InBev (the world’s largest brewer). This is aided by the wealth of knowledge consulting the BEV eCommerce team in Paul Waddy - former CEO of The Horse, Head of Operations at Showpo and voted No 2 in Inside Retail’s Top 50 People in eCommerce Australia in 2021.

Our leased warehouses in Sydney and New Jersey provide logistical advantages for the distribution for our products and those of our clients to nearby large population centers.

Cost Advantages

Our product portfolio is focused on bitters, light spirits and non-alcoholic spirits, which have short manufacturing times. As a result, BEVour company is more capital efficient as compared to dark spirit manufacturers (e.g. whisky, brandy, etc.), which often require aging in barrels for years before being sold.

With regard to the our eCommerce, the flat structure helps to reduce our operating expenses (as we have one digital marketing agency and web development team) and duplication of work. The structure also leverages the team’s experience and capabilities across four eCommerce banners. Owned products, such as Drummerboy and Twisted Shaker, and distribution deals (i.e. Drake’s Virginia Black) allows us to retain margin and push exclusiveness as a competitive difference through our DTC banners (i.e. Bevmart).

BEV Bitters Products

We produce a range of award-winning Bitters at its Sydney distillery. Our BitterTales Aromatic Bitters was a Gold Medal winner at the 2021 L.A. Spirits Awards and Platinum Medal winner at the 2020 L.A. Spirits Awards. Our product also won Best In Show of the 2020 L.A. Spirits Awards. Our bitters that we manufacture as the Australian Bitters Company, was awarded Gold and Silver medals at the 2018 International Wine and Spirit Competition (IWSC), as well as two Silver Medals at the 2018 L.A. Spirits Awards.

In Australia, our Bitters are predominantly sold to Coca-Cola Europacific Partners (CCEP) under a long-term Australian contract, which expires 2033, in Australia. (In 2021, our previous distributor, Coca-Cola Amatil Limited, merged with CCEP.) The balance of our Bitters’ sales is exported. Bitters for our Company as a manufacturer and brand owner is a highly profitable category with a gross profit margin of approximately 80%. All of our Bitters are manufactured at our distillery in Sydney.

BEV is in discussions with global distribution partners in Europe, Asia and the Americas for its Bitters brands. BitterTales is another successful Bitters product manufactured by BEV. Sales of this product in Australia, for export sales to the U.S., grew from AUD$669,180 (approx. USD$485,557) in 2020 to AUD$936,960 (approx. USD$679,858) in 2021, which represents approximately 40% year over year growth.

Target Market Size

Until the COVID-19 pandemic, the global Bitters category was growing at a healthy rate, particularly Cocktail Bitters. However, in 2020, the Bitters category took a hit in volume and retail sales values. Going forward, however, the Bitters category is expected to return to growth from 2021 onwards, especially Cocktail Bitters, as restrictions ease and consumer trends around home cocktailing, desire for more natural ingredients and bitter flavors increases.

The global Cocktail Bitters category experienced some decline in 2020 given the on-premise restrictions, particularly among premium focused brands. However, the category is expected to recover and return to growth as well.

Competitive Market

The global Cocktail Bitters category has experienced some decline in 2020 given the decline of the on-premise due to local restrictions, which effected many Premium & Above brands that were strongly or solely activated in the on-premise.

Before the COVID-19 pandemic, the category was more or less evenly split by on and off-premise channels, given market differences. However, with the decline of the on-premise, the off-premise managed to grow and offset losses, particularly with the help of eCommerce. Many brands were able to pivot and transition efforts to online, which has helped to drive interest in the category alongside the rise of the ‘Home Premise’ and at home cocktail making during lockdowns.

This helped some markets grow in 2020, particularly in the U.S. and Australia. Going forward, the global category is expected to return to growth in 2021 as consumer interest and demand grows, spreading beyond key markets.

Competitive Analysis

The U.S. continues to dominate the global Cocktail Bitters market, followed by Australia, both of which saw growth in 2020. Trinidad & Tobago, the UK, and France make up the rest of the Top 5 Global markets in case numbers. However, each had mixed results recently. Trinidad & Tobago managed to grow in 2020, whereas the UK and France were impacted by the on-premise closures but will recover going forward.

Angostura continues to lead the global Cocktail Bitters category, followed by Peychaud’s and Australian Bitters Co., all of which saw growth in 2020. Several other brands, including Fee Brothers, Bittermen’s, The Bitter Truth, and many more, were impacted in 2020 given their on-premise presence. However, quite a few of these brand owners have managed to adapt during the pandemic and shift their businesses to off-premise, as well as expand their distribution to more markets. It is expected they will return to growth alongside the category.

Strengths

●	Iconic packaging- proprietary bottle, screen printed bottle provides unique and remarkable look and feel

●	All natural ingredients

●	Great value offer versus Angostura

●	Small size allows us to be nimble and adapt quickly to changes in the market with new packaging format, sizes and flavors

●	CCA distribution machine in Australia

Weaknesses

●	Consumer awareness in Australia

●	Growth in the U.S. will require obtaining a large distributor

Opportunity

●	Innovation into bigger bottles (500ml) and smaller bottles (50ml) to increase the occasions where cocktail bitters may be utilized as an ingredient and, therefore, increase sales. For example, a smaller 50ml bottle may become an affordable yet impulse purchase option for a consumer purchasing a basket of beverages for a party as they may be more inclined to purchase a smaller bottle of our bitters in their basket mix.

●	Strengthen association with cooking

●	Be the “go to” bitters for mocktails (non-alcohol cocktails are commonly referred to as mocktails)

Challenges

●	Market size and scale of Angostura, particularly if they drop price.

No-and-Low Alcohol Drummerboy

Drummerboy is a delicious range of non- alcoholic spirits for those that want to forge their own path.

No-and-Low Alcohol products are becoming increasingly accepted as a lifestyle and societal norm, making it more accessible and approachable for consumers. Many new No-and-Low Alcohol (No/Low Alcohol) products are starting to use more natural ingredients, as well as botanicals and bitter flavors as consumers needs and palettes are evolving with the larger health and wellness trend. As a result, there is an opportunity to offer a low-ABV pre-packaged offering made with Cocktail Bitters to tap into the growing ready to drink (RTD) trend of Hard Seltzers and Spritzes. Additionally, the category lines between No Alcohol RTDs and Mixers are starting to blur with big corporations starting to tread into adjacent categories (e.g. Coca-Cola, Pepsi, and Molson Coors) offering premium mixers to tap into the growing soda cocktail trend.

Target Market Size

The market size of No/Low Alcohol is 349.2 million 9L cases or USD$9.9 billion in market value. The expected CAGR from 2021-25 is 8.0% or an enormous 126.4 million 9L cases.

The biggest market for No/Low spirits is the U.S. (719,000 9 Liter Equivalent (LE)), France (515,000 9LE), UK (319,000 9LE), Germany (176,000 9LE), and Australia (63,000 9LE).

Competitive Analysis

No market share data is available for this new category. However, evidence of its attractions can be shown by the market leader, Lyre’s, which closed a funding round of £20m in November 2021 that valued the business at £270m, up from a valuation of £100m earlier the same year.[13] According to Lyre’s founder Mark Livings, the business has expanded to 60 countries and is on track to generate £50m in sales this year.[14]

[13] BusinessWire, “Lyre’s Hits £270 Million Valuation in Category’s Largest Funding Round To-Date” (November 15, 2021).

[14] The Spirits Business, “Lyre’s on track to reach $1bn valuation” (November 15, 2021).

Drummerboy Website

Drummerboy website, the direct-to-consumer website for the packaged non-alcoholic spirits forms part of the omni-channel approach to the brand. Drummerboy Non Alcohol Spirits will also be sold via Bevmart and Wired For Wine.com. However, the brand will have its own transactional website for below reasons:

●	Allows for greater storytelling capability with more room for content

●	Not subject to online alcohol restriction rules by government and marketing platforms

●	Greater targeting for paid and owned marketing channels

We will also utilize the same logistics back end as Bevmart in Australia and Wired For Wine.com in the U.S.

Competitive Market

Online competition will be focused on DTC non-alcohol brands like market leader Lyre’s, Seedlip and online (packaged alcohol and non-alcoholic) retailers carrying a non-alcoholic spirits category.

While technically competitors, we anticipate that packaged alcohol and non-alcoholic retailers in the market, such as Dan Murphy’s, First Choice, and Sans Drinks in Australia, will organically grow the Drummerboy website traffic and revenue once the products are ranged at these retailers.

We believe that due to the increased brand awareness, paid media spend (from retailers) and, through our experience, Google’s tendency to rank brand and supplier websites higher over retailers*. (*Not guaranteed. Website must have good Search Engine Optimization (SEO) practices and consistent fresh content for us to take advantage of the google algorithm.)

Strengths

●	Drummerboy Brand - unique positioning encouraging people to rise above peer pressure and stay off the drink when they want too.

●	Packaging- memorable name and unique brand iconography.

●	Ability to expand globally quickly with 3-tier compliant retailers already established in the U.S.

●	Existing customer base of Bevmart and Wired For Wine.com we can market to at minimal cost. Link equity will also be passed to www.drummerboy.com to support in search engine optimization.

●	Celebrity endorsement in Australia from Michael Clarke, Australian cricket legend.

Weaknesses

●	Consumer awareness

●	Distribution

●	Warehouse locations limits our ability to offer Pick up.

Opportunity

●	Create a destination for mocktail recipe content online.

●	Partner with dark warehouse, a fully-automated warehouse, and several fast commerce businesses that use applications (apps) that offer 10-minute delivery in cities to reach a fast growing audience online where our competitors are not. Milkrun and Go Puff are examples of such businesses.

●	Validate quality of product through award shows.

●	Expand globally to No and Low Alcohol key markets

●	Build the brand via strong and relevant marketing

Challenges

●	Convenience commerce models and third-party marketplaces will continue to dominate the online space. However, we should look to partner with these brands as they are an opportunity to reach a larger audience.

●	Range and category expansion from market leaders.

●	Minimal regulation (compared to alcohol) make market entry easier.

Material Agreements

Deed of Novation

Europa International Pty Ltd. (“Europa”), Coca-Cola Amatil (Australia) Pty Ltd (succeeded by Coca-Cola Europacific Partners, “CCA”) and Australian Boutique Spirits entered into a novation agreement whose effective date was the day CCA notified both Europa and Australian Boutique Spirits that the conditions precedent to the novation agreement were met. Pursuant to the novation agreement, we have been assigned Europa’s rights and obligations under the Manufacturing Agreement entered into December 22, 2016; the Manufacturing Agreement dated June 9, 2017, the Intellectual Property Assignment Agreement, the Intellectual Property Co-Existence Deed, and the Deed Poll. As such, the following Manufacturing Agreements of 2016, 2017, and the Notice Under Manufacturing Agreement all fall within the scope of the Deed of Novation.

Manufacturing Agreement

On December 22, 2016, Europa and CCA entered into a Manufacturing Agreement (“2016 Agreement”) that began on January 1, 2017. The 2016 Agreement is effective until December 31, 2031, unless terminated earlier for cause.

In the 2016 Agreement, CCA appointed Europa to manufacture bitters of all flavors produced by Europa, or any product bearing the AUSTRALIAN BITTERS Brand and granted Europa an exclusive, non-transferable, royalty free license to use the AUSTRALIAN BITTERS intellectual property in the territory to the extent needed to manufacture the products. Specifically, the products include (a) 250 mL bottle of Australian Bitters supplied in a case of 12 and (b) 125 mL bottle of Australian Bitters supplied in a case of 12. The territory consists of Australia, New Zealand, and Fiji. CCA must pay Europa within 20 business days of the end of the month in which Europa sends CCA the invoice for products delivered to them. Additionally, in consideration of CCA’s providing marketing services, Europa agreed to pay CCA a contribution amount on all products receipted by CCA from time to time. The aggregate payment may not exceed 50% of the direct marketing expenditure.

While the agreement was originally exclusive in the Commonwealth of Australia, the Commonwealth of New Zealand and the Republic of Fiji, now, since neither CCA nor any of its related parties supplied any products to any customer located in New Zealand or Fiji by January 1, 2019, both Fiji and New Zealand ceased being considered territories. As such, we are able to expand our markets.

Notice Under Manufacturing Agreement

On January 9, 2019, we sent a letter to CCA regarding the 2016 Agreement. We notified CCA, in accordance with clause 1.1 of the 2016 Agreement, that we would now be able to import, sell, allow or procure any third party to sell, any products to any person within New Zealand and Fiji. We are able to sell in these territories because neither CCA nor any of its related parties have supplied any products to any customer located in Fiji or New Zealand from the start date of the 2016 Agreement to January 1, 2019.

Amended and Restated Manufacturing Supply and License Agreement

On December 13, 2021, we entered into an Amended and Restated Manufacturing Supply and License Agreement with Elegance Brands, Inc. (“Elegance Brands”) that expires on December 31, 2024. The agreement has an automatic renewal for a period of 24 months following the termination date, unless either party gives 60 days written notice to the other stating otherwise. We sought to buy and sell products to Elegance Brands. Additionally, we have entered into a Share Purchase Agreement with Elegance Brands, wherein, this agreement is an interim business agreement pending the consummation of the acquisition of 100% of our share capital by Elegance.

Under our agreement, each party retains exclusive ownership of its own intellectual property rights, notwithstanding the following. Elegance Brands will retain its ownership of Elegance Vodka. In consideration of USD $15,000 by August 15, 2020, as of the effective date of the agreement, we sold to Elegance Brands all right, title and interest in and to all our intellectual property, including any and all formulations possessed by us regarding the brand of Australis Gin. Under the agreement, in consideration of USD $10,000 by August 15, 2020, as of the effective date of the agreement, we sold to Elegance Brands all right, title and interest in and to all our intellectual property, including each of the formulations possessed by us regarding the brand Twisted Shaker. As of December 13, 2021, we sold to Elegance Brands all right, title and interest in and to all brands, line extensions, intellectual property, and each of the formulations and flavor line extensions we possessed regarding six BevMart Products sold and to be sold for USD $10,000 for each formulation and USD $3,500 for each flavor line extension paid by Elegance Brands by August 15, 2020.

Further, we and Elegance Brands agreed that during the term of this agreement and 90 days following its termination we grant to Elegance Brands, in consideration of a paid up royalty of USD$40,000, paid on or before August 15, 2020, an irrevocable and exclusive right and perpetual license, with the right to grant sublicenses, to make, use, and sell all formulations of the BitterTales brand within the United States and the world. We also agreed to grant Elegance Brands an exclusive and irrevocable right and option to purchase (a) all of the our intellectual property and formulations for the Bitters Tales brand, plus (ii) all of the nine formulations for the Australian Bitters Company brands currently owned by us, in consideration for the payment to us of the sum of USD $2,000,000. Regarding our VOCO brand of products, we granted to Elegance, in consideration for payment of an ongoing 10% royalty of net sales of all VOCO brands and products, the non-exclusive right and license during the agreement, with the right to grant sublicenses, to use our intellectual property and all formulations owned by us to make, use and sell the VOCO brand of alcoholic products in the United States, its territories, and possessions. If, during this agreement, Elegance Brands seeks to create any new VOCO formulations and brands for sale, subject at all times to our prior written approval, Elegance Brands will retain the new formulations and related intellectual property relating to the new VOCO brands for the duration of the agreement.

Lastly, we sold to Elegance Brands all right, title, and interest in and to all brands, line extensions, and flavor line extensions possessed by us regarding the Australian Bitters Company brand for sale and distribution only within the United States, its territories and possessions. Elegance Brands agreed that in each anniversary year during our agreement that it will purchase Australian Bitters Company products at a fixed price of USD $60 per case.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We sell our products under trademarks, which we own or use under license.

We have trademarks registered in Australia for “Twisted Shaker” (mark no. 2231533) and “Drummerboy” (mark no. 2235565). In the United States, we have a trademark registration for “Wired for Wine”.

We expect to register our trademarks in additional markets as we expand our distribution territories to protect our business interests and ensure our competitive position in our industry. We intend to vigorously protect our intellectual property rights, but there can be no assurance that our efforts will be successful. If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights. Even if our efforts are successful, we may incur significant costs in defending our rights. For further details about our intellectual property, see “Risk Factors.”

Also included in our intellectual property are our domain and social channel ownerships. We own and operate the following domains: abspirits.com.au; australianboutiquespirits.com; beveragemart.com.au; bevmart.cn; bevmart.co.in; bevmart.co.nz; bevmart.co.uk; bevmart.com; bevmart.com.au; bevmart.in; cinderella-wine.com; cinderellawin.com; distyl.com; drinkdistyl.com; drinkpellicano.com; drinkpellicano.com.au; drinkriveria.com; drinkriveria.com.au; drummerboy.ca; drummerboy.co.uk; drummerboy.com; drummerboy.de; drummerboy.es; drummerboy.fr; innovationbev.com; lpt18.com; twistedshakercocktails.com; virginiablack.com.au; virginiablackwhiskey.com.au; winetilsoldou.com; wire4wine.com; wired4wine.com; wiredforcheese.com; wiredforcigars.com; wiredforjava.com; wiredforpot.com; wiredforspirits.com; wiredforwine.com; wiredonwine.com; wireforwine.com.

We operate the following social media handles.

●	Instagram: www.instagram.com/wiredforwine; www.instagram.com/drinkdrummerboy; www.instagram.com/bevmartau; www.instagram.com/bevmartus; www.instagram.com/australianboutiquespirits; www.instagram.com/twistedshakercocktails; www.instagram.com/innovationbeveragegroup

●	Facebook: www.facebook.com/bevmartau; www.facebook.com/bevmartus; www.facebook.com/twistedshakercocktails; www.facebook.com/wiredforwineus; www.facebook.com/drinkdrummerboy

●	Youtube:

o	Drummerboy: https://www.youtube.com/channel/UC-z4dp67m_I2--nwU5jtB8w
o	Bevmart - https://www.youtube.com/channel/UCDu32Yxt4OloteZZG2DrHRQ

●	TikTok: www.tiktok.com/@drinkdrummerboy

●	LinkedIn: https://www.linkedin.com/company/australian-boutique-spirits; https://www.linkedin.com/company/bevmart/

Government Regulation

Australia

The conduct of our businesses, including the production, importation, under-bond storage/warehousing, distribution, sale, display, advertising, marketing, labeling, content, quality, safety, transportation, packaging, disposal, recycling and use of our products, as well as our employment and occupational health and safety practices and protection of personal information, are subject to various laws and regulations administered by federal, state and local governmental authorities in the state of New South Wales and the country of Australia. It is our policy to abide by the laws and regulations around the world that apply to our businesses. We are in compliance with the Australian Taxation Office (ATO) which regulates the manufacture, importation, licensing, distribution within Australia, and exportation of all products which we produce. We are in compliance with the state of New South Wales which regulates the sale of our alcohol products as a wholesale producer directly to consumers over the age of 18 years. (The legal alcohol consumption age in New South Wales, Australia is 18 years of age). We are in compliance with all state and federal licenses granted to us.

United States

The conduct of our businesses, including the production, importation, under-bond storage/warehousing, distribution, sale, display, advertising, marketing, labeling, content, quality, safety, transportation, packaging, disposal, recycling and use of our products, as well as our employment and occupational health and safety practices and protection of personal information, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. It is our policy to abide by the laws and regulations around the world that apply to our businesses. We are in compliance with the federal government (FDA and ATF-TTB) and with each state’s local regulatory requirements for the sale of wine and spirits.

In addition, certain jurisdictions have either imposed, or are considering imposing, product labeling or warning requirements or other limitations on the marketing or sale of certain of our products as a result of ingredients or substances contained in such products or the audience to whom products are marketed. These types of provisions have required that we highlight perceived concerns about a product, warn consumers to avoid consumption of certain ingredients or substances present in our products, restrict the age of consumers to whom products are marketed or sold or limit the location in which our products may be available. It is possible that similar or more restrictive requirements may be proposed or enacted in the future.

In addition, certain jurisdictions have either imposed or are considering imposing regulations designed to increase recycling rates or encourage waste reduction. These regulations vary in scope and form from deposit return systems designed to incentivize the return of beverage containers, to extended producer responsibility policies and even bans on the use of some types of single-use plastics. It is possible that similar or more restrictive requirements may be proposed or enacted in the future.

Property and Facilities

The Company leases office space in two locations. We are headquartered in Seven Hills, New South Wales, Australia where we lease manufacturing facilities that house our distillery and office space of approximately 2,000 square meters (approximately 21,528 square feet) (“Seven Hills Lease”). We lease a warehouse at 255 Highland Cross, Rutherford, New Jersey of approximately 1,500 square feet (“Highland Cross Lease”). The Seven Hills Lease commenced on July 1, 2018 and ends on June 30, 2024; the monthly lease payments are $13,916. The Highland Cross Lease was assumed in our acquisition of Reg Liquors, LLC d/b/a Wired For Wine.com. The Highland Cross Lease commenced on January 1, 2019 and expires on September 1, 2023; the monthly lease payments are $1,500 per month.

We believe that our existing facilities are generally adequate to meet our current of future needs, but we expect to seek additional space as needed to accommodate future growth.

Employees

As of February 28, 2022, we had 14 full time employees located in Australia and the United States. These employees are engaged in manufacturing, sales and marketing, customer support, finance, and general management. We rely upon and engage consultants on a contract basis to provide services to assist us to carry on our technical development, administrative, shareholder communication and marketing activities.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this prospectus. The address for our directors and executive officers is c/o Innovation Beverage Group Limited, 29 Anvil Rd, Seven Hills, New South Wales 2147, Australia.

Name(1)	Age	Position
Dean Huge	66	Chief Executive Officer
Sahil Beri	34	Chief Operations Officer and Managing Director
Eric Yu	41	Chief Financial Officer
Clive Coleman	43	Chief Commercial Officer
Kristopher Salinger	40	Director
Sally Cardillo	68	Director
Sameer Sethi	56	Director

Dean Huge has been the Chief Executive Officer since February 2022. During his 35-year career as a high-impact, hands-on finance executive, Dean Huge has built a track record of growing profitable operations and implementing successful turnarounds as CEO, CFO, Director, and Treasurer at public and private companies in industries including beverage, financial services, manufacturing, distribution, and SAAS. Most recently, Mr. Huge was CFO of Splash Beverage Group (NYSE American:SBEV) where within five years (between June 2017 to February 2022) he led the company from start-up to a NYSE uplisting. Prior to that, Mr. Huge, through D&H Energy Development, was a consultant for the creation of alternative energy projects in Ghana from May 2013 to April 2017. In 2012, he became CFO for Discovery Gold Corporation (OTCQB:DCGD.OB). From 2009 to 2012, Mr. Huge was a financial consultant for Pan Asia Group of Companies in Hong Kong and Shanghai, which included serving as CFO for China Chemical Corporation (OTCBB:CHCC.OB). During the period of 2000 to 2009, Mr. Huge was a business consultant for IPA Management Consultants and Major Marketing Concepts, Inc. helping companies organize their marketing and financial structure which included raising funds. Also during the same period, Mr. Huge contacted/closed major banks for the creation of reward programs which became enterprise solutions for cross selling of additional banking products and services. During the period of 1996 to 2000, Mr. Huge was Controller of D&H Wholesalers, Inc., an international wholesaler of non-perishable name brand products. During the period of 1993 to 1996, Mr. Huge worked for AK Trading as Chief Operating officer. Prior to that role, Mr. Huge served as Vice President of First Capital Resource Corporation, a financial company funding wholesalers’ accounts receivable. During the period of 1988 to 1990, he served as Chief Operating Officer for PACER Energy Corporation to turnaround of a delisted company, previously called National Royalty Corporation (NASDAQ:NROC). Mr. Huge was one of the first employees hired at Catalyst Energy Corporation where he was integrally involved in all aspects of financial management, controls, and SEC filings. From 1982 to 1984, Mr. Huge was an Associate/Accountant of special projects for A.G. Becker & Co., Inc., the commercial paper division of Becker Paribas.

Throughout his career, Mr. Huge has led multiple going-public transactions, including CFO and CEO, raised money through private placements, IPOs, RTOs, primary and secondary offerings, partnerships, and off-balance sheet funds. Mr. Huge’s experience spans the globe, including working at international investment bank of BNP Paribas and private equity and investment funds in New York, Hong Kong, and Shanghai. Mr. Huge obtained a Bachelor of Science in Accounting and a Bachelor of Science in Finance from Southern Illinois University.

Sahil Beri has been the Chief Operating Officer and an Executive Director since November 2021. Mr. Beri has served as the Chairman of the Board of Directors since April 2022. Prior to November 2021. Since April 2018, Mr. Beri served as Innovation Beverage Group’s Australian Managing Director. Mr. Beri is a highly experienced executive officer, focused on operational excellence in the beverage industry with around 10 years of experience in multiple facets of the beverage industry, with a primary focus on creating and commercializing new innovative beverages. He has strong formulation, new product development, commercialization, and business development skills. Mr. Beri has in his career, across several beverage companies he has been involved in, launched a significant number of products. Prior to his role at Innovation Beverage Group, Mr. Beri was a director and Chief Technology Officer at Sway Energy Corporation between September 2017 and April 2022, where he was responsible for the creation of all beverage systems for formulations, manufacturing systems, new innovation development and commercialization for a range of alcohol and non-alcohol beverages. Between January 2015 and July 2018, Mr. Beri was the new product development Manager at Europa International Pty Ltd, another beverage company headquartered in Sydney, Australia. Between January 2017 till March 2020, Mr. Beri also served as a non-executive director on the board of Cannhealth Group Limited, an Australian nutraceutical company. Mr. Beri is a registered Pharmacist who completed his Master of Pharmacy in 2011 from the University of Newcastle, Australia and concurrently worked in both the beverage industry as well as the pharmaceutical industry for several years. Mr. Beri also completed his Master in Biochemistry in 2009 from Australia’s Bond University and a Bachelor of Arts and Science in 2008 from the University of Sydney, Australia.

Eric Yu has served as the Chief Financial Officer since July 2021. Mr. Yu has over 15 years of experience of working at the big four accounting firms, in large-scale management consulting companies and commercial corporations within the food and beverage industry. Mr. Yu has substantial experience in both private companies and public companies listed on the Australian Securities Exchange Ltd (ASX). He has worked in both Australia and China where he supported a wide range of businesses to manage end-to-end accounting functions and identify finance transformation, value creation and performance improvement opportunities. Before joining Innovation Beverage Group in July 2021, Mr. Yu was a Senior Manager with EY Oceania from August 2019 to July 2021 where he worked alongside advisory leaders and drew his skills in leading teams to support a diverse range of clients with their accounting needs and implementation of finance transformation initiatives. From June 2016 to February 2019, Mr. Yu was Head of Finance of the Bindaree Food Group where he lead a team that managed the full-cycle finance, internal control, capital raising, compliance and reporting of this vertically-integrated fast-moving consumer goods companies (FMCG) with an AUD$600 million annual turnover. Mr. Yu obtained his Masters of Accounting degree from the Australian National University. He is also a member of the Chartered Accountants Australia & New Zealand (CA ANZ).

Clive Coleman has served as the Chief Commercial Officer since October 2021. Mr. Coleman is a highly-experienced General Manager in the beverage industry with more than twenty (20) years of experience. He has strong commercial, marketing, and business development skills and a proven history of driving sales and profit growth. Most recently, from August 2019 to October 2021, Mr. Coleman was General Manager at Weston’s Australia where he was responsible for the P&L, and the sales, operations, and marketing team. From September 2017 to August 2019, he was the Regional Brand Director at Treasury Wines Estates where he led the brand and commercial strategy for the luxury, millennials, and refreshment portfolio. Other positions that Mr. Coleman has held include Head of Marketing and Export at Casella Family Brands (Yellowtail), and General Manager of Contemporary Brands at Carlton United Breweries.

Kristopher Salinger has served as a director since April 2022. He has over fifteen (15) years of investment banking and capital markets experience on Wall Street, having raised over $50 billion of common stock, debt and hybrid capital for corporate and sponsor clients. He is the Co-Founder, current director and Chief Financial Officer of Battery Future Acquisition Corp (NYSE: BFAC), a special purpose acquisition corporation targeting critical elements and technologies within the electric vehicle supply chain. From May 2016 to September 2021, Mr. Salinger was a Senior Vice President at Roth Capital Partners. Prior to his role at Roth Capital, Mr. Salinger spent six (6) years and was a Vice President at Citigroup in New York from October 2009 to February 2016, including within the Equity Capital Markets team that led the initial public offerings of General Motors, Facebook, Palo Alto Networks, Zillow, Allison Transmission and Delpha Automotive plc. Prior to his time at Citigroup, Mr. Salinger was an associate within the Debt & Hybrid Capital Markets group at ABN AMRO from March 2005 to February 2008. Mr. Salinger holds an Master of Business Administration and Bachelor of Commerce from the University of Sydney and a Master of Finance from the Securities Institute of Australia.

Sally Cardillo has served as a director since April 2022. Ms. Cardillo has over thirty (30) years of accounting experience having served as a Certified Public Accountant since 1988. Since her retirement in October 2016, she has provided accounting consultancy services to individuals and corporate clients. From 1988 to 2016, Ms. Cardillo was a CPA with Braund, Eiler and Vasko (“Braund Eiler”) and Herbein + Company, Inc., which acquired Braund Eiler in 2014. At the beginning of her career, Ms. Cardillo spent eleven (11) years in industrial engineering, production planning, and systems analysis for the Jones and Laughlin Steel Company in Pittsburgh, Pennsylvania. Then in 1988, she became a Certified Public Accountant and began providing accounting, consulting, and audit services for a variety of individual and corporate clients for the remainder of her career. Ms. Cardillo holds a Bachelor of Science in Mathematics from The Pennsylvania State University.

Sameer Sethi has served as a director since April 2022. Mr. Sethi is a Principal and Founder of Chess Finance and Capital Pty Limited, a financial group focused on delivering and executing strategic plans for the corporate and middle market organizations that also provides Financial Advisory, Structuring and Managing Investment & Syndication strategies in a diversified investment portfolio. These investments spread across Real Estate development (Residential and Industrial), Child Care, and Hospitality. Mr. Sethi has over twenty (20) years of experience with National Australia Bank, Sydney, where he held the position of Senior Business Manager in the Commercial Real Estate division and managed a business portfolio of AUD$600 million. He holds a Graduate Diploma in Business and Marketing Management from BIMTECH, New Delhi, India and a Bachelor of Arts in Psychology from Kurukshetra University, India .

2022 Equity Incentive Plan

[Our Board and shareholders adopted the 2022 Equity Incentive Plan (“Plan”) to provide an additional means through the grant of awards of ordinary shares and stock options to attract, motivate, retain and reward selected key employees and other eligible persons. [The below is a summary of the Plan’s terms.] As of the date of this prospectus, no awards have been granted under the Plan.]

Compensation of Directors and Officers

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2021.

	Short Term Employment Benefits				Post Employment		Long Term		Share Based Payments		Termination payments	Total	Performance related
	Salary & fees	Cash bonus	Non monetary benefits	Other	Benefits Superannuation	Retirement benefits	Benefits Cash Incentives	Long service leave	Options / Warrants	Shares *
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	%
Non-executive directors(5)
Sally E. Cardillo	75,000	—	—	—	—	—	—	—	177,395	—	—	252,395	—
Kristopher Salinger	75,000	—	—	—	—	—	—	—	177,395	—	—	252,395	—
Sameer Sethi	75,000	—	—	—	—	—	—	—	177,395	—	—	252,395	—
Total non-executive directors	225,000	—	—	—	—	—	—	—	532,185	—	—	757,185	—

Executive directors
Sahil Beri	324,900	—	—	—	—	—	—	—	—	826,171	—	1,151,071	71.8
Total executive directors	324,900	—	—	—	—	—	—	—	—	826,171	—	1,151,071	71.8

Other KMP
Dean Huge	325,000	81,250	—	—	—	—	—	—	—	826,171	—	1,232,421	73.6
Tianyi Eric Yu	129,960	36,100	—	—	12,996	—	—	—	—	72,200	—	251,256	43.1
Clive Coleman	252,700	37,905	—	—	25,270	—	—	—	—	72,200	—	388,075	28.4
Total other KMP	707,660	155,255	—	—	38,266	—	—	—	—	970,571	—	1,871,752	51.9
Totals	1,257,560	155,255	—	—	38,266	—	—	—	532,185	1,796,742	—	3,780,008	123.7

(1) Sahil Beri: Mr. Beri will be awarded ordinary shares as part of the Company’s equity incentive plan.

(2) Dean Huge: Mr. Huge’s Base Fee shall increase to USD$450,000 upon the completion this offering. He will also receive a cash bonus equal to twenty-five (25%) percent of the Base Fee for the relevant calendar year, subject to meeting all of the company Key Performance Indicators (KPIs).

(3) Tianyi Eric Yu: Mr. Yu will receive an approximate value of AUD100,000 share-based payment for first year of employment based on KPI. He will also receive a cash bonus with a negotiable minimum of AUD50,000 upon the completion of this offering.

(4) Clive Coleman: Mr. Coleman will receive a total bonus amount equal to 50% of base salaries structured on various KPIs.

(5) All non-executive directors receive an annual salary of AUD$75,000.

Family Relationships

There are no family relationships among our officers or directors as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors and Board Committees

Corporate Governance

We are incorporated under the laws of Australia. Our governing documents consist of our Constitution and we have implemented a corporate governance framework that is guided by The Corporate Governance Principles and Recommendations (4th Edition) as published by the Australian Securities Exchange’s Corporate Governance Council.

 We qualify as a “foreign private issuer” as defined in Section 405 of the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the members of our board of directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

 The foreign private issuer exemption will also permit us to follow home country corporate governance practices or requirements instead of certain Nasdaq listing requirements, including the following:

●	We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq listing rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions, accordingly, we plan to claim this exemption.

●	We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq listing rules. In compliance with Australian law, three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we plan to claim this exemption.

●	We expect to rely on an exemption from the requirement to disclose third-party director and director nominee compensation under Nasdaq listing rules. The Corporations Act does not have a similar requirement, accordingly, we plan to claim this exemption.

●	We expect to rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by Nasdaq listing rules. The Corporations Act does not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2021, we did not have a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from Nasdaq’s definition. Accordingly, because Australian law regarding director independence differ to the independence requirements under Nasdaq listing rules, we plan to claim this exemption.

 Board Composition and Election of Directors

Our board of directors currently consists of four (4) directors. Our board of directors will facilitate its exercise of independent supervision over management by ensuring that a majority of its members are “independent” following this offering. Under our Constitution, at each annual general meeting one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to one-third (rounded upwards in case of doubt) of the directors must retire.

Notwithstanding the above, no director, other than the Managing Director, shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election.

A retiring director remains in office until the relevant shareholder meeting and will be eligible for re-election at that meeting.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to remove himself or herself from the meeting while discussions and voting with respect to the matter are taking place.

Meetings of Directors

Our board of directors is responsible for the stewardship of the Company and providing oversight as to the management of our business and affairs, including providing guidance and strategic oversight to management by, among other things:

●	appointing our Chief Executive Officer;

●	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting, and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

●	taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

●	reviewing and approving our Code of Business Conduct and Ethics and reviewing and monitoring compliance with the Code of Conduct and our enterprise risk management processes;

●	adopting a strategic planning process to establish objectives and goals for our business and reviewing, approving, and modifying, as appropriate, the strategies proposed by management to achieve such objectives and goals; and

●	reviewing and approving material transactions not in the ordinary course of business.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock, and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Foreign Private Issuer Status

We are a “foreign private issuer” under SEC and Nasdaq rules, which also exempts us, as well as our directors, executive officers and 10% shareholders, from certain requirements that apply to U.S. public companies and their directors, executive officers and 10% shareholders. See “Prospectus Summary — We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.”

Board Committees

In light of the Company’s size and nature, we believe that the current size of the board of directors is a cost effective and practical method of directing and managing the Company. As our activities develop in size, nature and scope, the size of the board, the formation of board committees and the implementation of additional corporate governance policies and structures will be reviewed.

To assist with the effective discharge of its duties, our board of directors intend to establish an Audit and Risk Committee prior to the closing of the offering. The Audit and Risk Committee will operate under a charter approved by our board of directors, which will set forth the purposes and responsibilities of the Audit and Risk Committee as well as qualifications for committee membership, committee structure and operations and committee reporting to our board of directors.

Audit and Risk Committee

The members of our Audit and Risk Committee are Sally Cardillo and Sameer Sethi. Our board of directors has determined that Ms. Cardillo and Mr. Sethi will satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Ms. Cardillo is the chairperson of our Audit and Risk Committee. Our board of directors has determined that Ms. Cardillo is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

The Audit and Risk Committee’s duties will be specified in our Audit and Risk Committee Charter, and will include, but not be limited to:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance

Compensation Committee

We intend to rely upon the exemption available to foreign private issuers under the Nasdaq listing rules with respect to the determination of the compensation of our Chief Executive Officer and other executive officers in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our board of directors). In lieu of a compensation committee, the remuneration of an executive director will be decided by our board of directors, without the affected executive director participating in that decision-making process.

The total maximum remuneration of non-executive directors is initially set by the Constitution and subsequent variation is by ordinary resolution of shareholders in general meeting in accordance with the Constitution and the Corporations Act, as applicable. The determination of non-executive directors’ remuneration within that maximum will be made by the board of directors having regard to the inputs and value to the Company of the respective contributions by each non-executive director. The current amount has been set at an amount not to exceed AUD$300,000 per annum.

Where agreed by the board of directors, directors are also entitled to be paid reasonable travel, hotel, and other expenses incurred by them respectively in or about the performance of their duties as directors.

Our board of directors reviews and approves the remuneration policy to enable the Company to attract and retain executives and directors who will create value for shareholders having consideration to the amount considered to be commensurate for a company of its size and level of activity as well as the relevant directors’ time, commitment and responsibility. Our board of directors is also responsible for reviewing any employee incentive and equity-based plans including the appropriateness of performance hurdles and total payments proposed.

Nominating Committee

Our board of directors does not currently have a nominating committee, as director nominees are presented by our board of directors to our shareholders based upon the nominations made by the board of directors itself. We intend to rely upon the exemption available to foreign private issuers under the Nasdaq listing rules related to independent director oversight of nominations to our board of directors and the adoption of a formal written charter or board resolution addressing the nominations process.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees. We post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this prospectus.

Monitoring Compliance with the Code of Business Conduct and Ethics

Our board of directors is responsible for reviewing and evaluating the Code of Conduct periodically and will make any necessary changes thereto. Our board of directors is also charged with the monitoring of compliance with the Code of Conduct and will be responsible for considering any waivers of the Code of Conduct.

Interests of Directors

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the Corporations Act regarding conflicts of interest and any material personal interest in a matter that relates to the affairs of the Company. Under the Corporations Act, the Company may be required to obtain approval of shareholders before providing certain financial benefits to directors, unless an exemption set out in the Corporations Act applies.

Complaint Reporting and Whistleblower Policy

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies or any unethical or questionable act or behavior, the board of directors will adopt a whistleblower policy that requires that our employees promptly report such violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our whistleblower policy will contain procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

RELATED PARTY TRANSACTIONS

As of the date of this prospectus, we are not aware of any transactions since the inception of the Company, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our ordinary shares, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares and as adjusted to reflect the sale of the ordinary shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to subscribe for within 60 days of April 26, 2022, through the exercise of any warrants or other rights[15]. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 12,108,798 ordinary shares outstanding at April 26, 2022. The table also lists the percentage ownership after this offering based on [ ] ordinary shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares from us in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Innovation Beverages Group Limited, 29 Anvil Road, Seven Hills, New South Wales 2147, Australia.

[15] Note: Beneficial ownership table to be updated to reflect warrants and options

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Ordinary shares	Percentage	Ordinary shares	Percentage
5% Shareholders
Meena Beri	4,000,000	30.26%		%
Sahil Beri	1,000,000	7.56%		%
Samstock SZRT LLC	977,778	7.20%		%
114 Assets Inc.	3,230,000	24.43%

Officers and Directors
Dean Huge	—	—%		%
Sahil Beri	—	—%		%
Eric Yu	—	—%		%
Clive Coleman	—	—%		%
Kristopher (Kris) Laurens Salinger	—	—%
Sally Cardillo	—	—%
Sameer Sethi	—	—%
All officers and directors as a group	—	—%		%
5% or greater beneficial owners	9,207,778	69.45%		%

* Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

As of April 26, 2022, there were twenty (20) holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether ordinary shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of ordinary shares in our company.

To our knowledge, other than as set forth above, no other shareholder beneficially owns more than 5% of our ordinary shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

DESCRIPTION OF SHARE CAPITAL

We are an Australian public limited company and governed by our Constitution and the Corporations Act 2001 (Cth). As of the date of this prospectus, our authorized share capital is comprised of ordinary shares. Our board of directors may determine the prices and terms for shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue redeemable securities on such terms and in such manner as our board of directors shall determine.

As of the date of this prospectus, we have no issued and outstanding options, warrants or notes, and our issued and outstanding share capital is comprised of our ordinary shares.

General

Australian law does not limit the authorized share capital that may be issued by a corporation and does not recognize the concept of par value. Subject to our Constitution, the Corporations Act, and the rules governing the listing of our securities on the Nasdaq Capital Market, our directors are entitled to issue shares in our capital, grant options over unissued shares, and settle the manner in which fractions of a share are to be dealt with. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options subject to our Constitution, the Corporations Act 2001 (Cth) and the rules governing the listing of our securities on the Nasdaq Capital Market.

Ordinary shares

Holders of our ordinary shares have the right to: attend and vote at all meetings of the company and on a show of hands or poll to vote for every share held; participate in the dividends (if any) determined by the directors to be paid on that share; participate in a winding up of the company - the right to repayment of the paid issue price of such share and to participate in the division of surplus assets or profits of the company and in this regard to rank equally with all other shareholders so entitled; and any other rights in the Corporations Act 2001 (Cth).

Rights of Non-Resident or Foreign Shareholders

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership, or disposal of shares in an Australian company by non-resident or foreign shareholders. The Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership, and disposal of our ordinary shares by non-resident or foreign shareholders.

Stock Transfer Agent

Vstock Transfer, LLC is our company’s stock transfer agent. The address for VStock Transfer is 18 Lafayette Place, Woodmere, New York, 11598 and the telephone number is (212) 828-8436.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future. We are unable to estimate the number of ordinary shares that may be sold in the future.

Upon the completion of this offering, we will have outstanding [ ] ordinary shares. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% shareholders.

Lock-Up

Our executive officers, directors and certain shareholders of 5% and more of our outstanding ordinary shares have agreed with the underwriters not to offer, sell, dispose of or hedge our ordinary shares, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Aegis on behalf of the underwriters.

Rule 144

Ordinary shares held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as ordinary shares held by our current shareholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, beginning 180 days after our Form F-1 Registration Statement becomes effective, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of ordinary shares that does not exceed the greater of:

●	1% of the number of ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering, or

●	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

TAX MATTERS

The following sets forth the material Australian and U.S. federal income tax matters related to an investment in our ordinary shares. It is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our ordinary shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares as of the date hereof. This discussion applies only to U.S. Holders (as defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States,

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following does not represent a detailed description of the U.S. federal income tax consequences applicable to any particular investor or to persons subject to special tax treatment under the U.S. federal income tax laws, such as:

●	banks,

●	financial institutions,

●	insurance companies,

●	regulated investment companies,

●	real estate investment trusts,

●	broker-dealers,

●	traders that elect to mark to market,

●	U.S. expatriates,

●	tax-exempt entities,

●	persons liable for alternative minimum tax,

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction or constructive sale,

●	persons that actually or constructively own 10% or more of our ordinary shares by vote or value,

●	persons required to accelerate the recognition of any item of gross income with respect to the ordinary shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code),

●	persons who acquired our ordinary shares pursuant to the exercise of any employee ordinary share option or otherwise as consideration for services, or

●	persons holding our ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners of a partnership holding ordinary shares should consult their tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to a prospective purchaser in light of his, her or its particular circumstances and does not address the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes, or the effects of any state, local or non-U.S. tax laws. Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ordinary shares (which we will apply to list on the Nasdaq Capital Market) will be readily tradable on an established securities market in the United States once they are so listed. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “— Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A U.S. Holder may be subject to withholding taxes on dividends paid on our ordinary shares. Subject to certain conditions and limitations (including a minimum holding period requirement), any withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of Ordinary shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and your tax basis (in U.S. dollars) in the ordinary shares. Subject to the passive foreign investment company rules discussed below, such gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value of our assets (based on an average of the quarterly values of our assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination of whether we are a PFIC is made annually after the close of each taxable year. As a result, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In particular, because we have valued our goodwill based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold ordinary shares, you will generally continue to be subject to the special rules described below for all succeeding years during which you hold ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you may avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the special tax rules discussed above. If you make an effective mark-to-market election for the ordinary shares, for each taxable year that we are a PFIC you will include in income an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of your adjusted basis in the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of the net amount previously included in income as a result of the mark-to-market election. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net amount of previously included income as a result of the mark-to-market election. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), which includes the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC. However, there can be no assurance that the ordinary shares will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to avoid the special tax rules discussed above. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If we are a PFIC for any taxable year during which you hold ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold ordinary shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States) will be subject to information reporting to the U.S. Internal Revenue Service, unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Australian Taxation

In this section, we discuss the material Australian income tax, stamp (or transfer) duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations).

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of the ordinary shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Non-Australian Holder” in this summary). In addition, this summary does not discuss any non-Australian or state tax considerations, other than transfer duty.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Australian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Non-Australian residents may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax is paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America who is entitled to the benefits of the Australia/U.S. double tax treaty and is beneficially entitled to the dividends are subject to withholding tax at the rate of 15% to the extent the dividends are ‘unfranked’. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15% where the benefits of the treaty apply. It should be noted, however, that under Section 128B(3) of the Income Tax Assessment Act 1936 (Cth), to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. “Franked dividends” is the expression given to dividends when the profits out of which those dividends are paid have been taxed at company level and such tax is allocated to the dividend. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are generally not subject to any further Australian tax. In other words, the withholding tax should represent the final Australian tax liability in relation to those dividends.

The pertinent provisions of the double tax treaty between Australia and the United States provide that dividends are primarily liable for tax in the country of residence of the beneficial owner of the dividends. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15% if the benefits of the treaty apply. Where the beneficial owner is a United States resident corporation that directly holds at least 10% of the voting power in us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed on a net assessment basis as business income or independent personal services income as the case may be.

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. See “Item 8.A. Financial Statements and Other Financial Information–Dividend Policy.”

A Non-Australian Holder will not generally be subject to capital gains tax in Australia as the Non-Australian Holder is unlikely to have an indirect interest in Australian real property. An indirect interest in Australian real property will only occur where more than 50% of the market value of our assets are attributable to Australian real property.

Dual Residency

If an investor were a resident of both Australia and the United States under those countries’ domestic taxation laws, that investor may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a United States resident for the purposes of Australia/U.S. double tax treaty, the Australian tax applicable would be limited by the Australia/U.S. double tax treaty. Shareholders should obtain specialist taxation advice in these circumstances.

Transfer Duty

Any transfer of shares through trading on the Nasdaq should not be subject to transfer duty.

Inheritance and Estate Taxes in Australia

Australia does not have estate or death duties. Generally, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has not been a public market for our securities in the United States. The public offering price for our ordinary shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.

UNDERWRITING

EF Hutton, division of Benchmark Investments, LLC is acting as the lead underwriter and representative of the underwriters in this offering. We have entered into an underwriting agreement dated [ ], 2022 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below and the underwriters named below have agreed severally to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the following respective number of shares of our common stock.

Underwriter	Shares
EF Hutton, division of Benchmark Investments, LLC
Total

If the underwriters sell more Ordinary shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to an additional fifteen percent (15%) of the total number of Ordinary shares offered at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any Ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the Underwriter’s over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the Underwriter’s over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for its own account, may have the effect of preventing or retarding a decline in the market price of the Ordinary shares. They may also cause the price of the Ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price	$
Underwriting discounts(1)	$

(1) Does not include (i) the warrant to purchase Ordinary shares equal to seven percent (7%) of the number of shares sold in the offering, or (ii) certain out-of-pocket expenses, each as described below.

We have agreed to issue warrants to the representative to purchase a number of Ordinary shares equal to [5.0]% of the total number of shares sold in this offering at an exercise price equal to [120]% of the public offering price of the shares sold in this offering. These warrants will be exercisable at any time, and from time to time, in whole or in part, during the four (4) and a half-year period commencing six (6) months from the effective date of the offering, at a price per share equal to 120% of the public offering price per share. but may not be transferred nor may the shares underlying the warrants be sold until 180 days from the effective date of the offering. The warrants also provide for customary anti-dilution provisions, one-time demand registration rights and “piggyback” registration rights with respect to the registration of the Ordinary shares underlying the warrants for a period of five years from the effective date of this Registration Statement.

The representative warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the representative warrants nor any of our shares issued upon exercise of the representative warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of this Registration Statement pursuant to which the representative warrants are being issued, subject to certain exceptions. The warrants to be received by the representative and related persons in connection with this offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(g)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2)(A)(ii).

We will pay to the representative a non-accountable expense allowance equal to 1% of the gross proceeds from the offering. We have also agreed to pay the representative a maximum of $135,000 for fees and expenses including “road show,” diligence, and reasonable legal fees and disbursements for the representative’s counsel, of which $25,000 shall be paid in advance of the closing of this offering. Such advance payment will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

In addition, the Company agrees that it shall provide the representative the right of first refusal for six (6) months from the closing of this offering to act as lead managing underwriter and sole book runner and/or lead placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such twelve (12) month period of the Company or any successor to or any subsidiary of the Company; provided, however, that the representative shall not be entitled to have such right of first refusal if this offering is not consummated.

Prior to this offering, there has been no public market for the Ordinary shares. In determining the initial public offering price, we and the underwriters consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the ordinary shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part.

In addition, our directors, executive officers and certain holders of more than 5% of our ordinary shares will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, agree not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares (including ordinary shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares; or (4) publicly disclose the intention to do any of the foregoing.

The lock-up restrictions described in the immediately preceding paragraph do not apply with respect to any transfer:

(i)	as a bona fide gift or gifts,

(ii)	to any trust for the direct or indirect benefit of the holder or the immediate family of the holder,

(iii)	if the holder is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate of the holder or (2) distributions of our ordinary shares or any security convertible into or exercisable for our ordinary shares to limited partners, limited liability company members or stockholders of the holder,

(iv)	if the holder is a trust, transfers to the beneficiary of such trust,

(v)	by testate succession or intestate succession; or

(vi)	pursuant to the underwriting agreement;

provided, in the case of clauses (i)-(v), that (x) such transfer will not involve a disposition for value, (y) the transferee agrees in writing with the representative to be bound by the terms of a lock-up agreement, and (z) no filing by any party under Section 16(a) of the Exchange Act will be required or will be made voluntarily in connection with such transfer. Furthermore, notwithstanding the foregoing, the holder may transfer ordinary shares in a transaction not involving a public offering or public resale; provided that (x) the transferee agrees in writing with the representative to be bound by the terms of a lock-up agreement, and (y) no filing by any party under Section 16(a) of the Exchange Act is required or is made voluntarily in connection with such transfer.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional shares. The underwriters may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because the underwriter repurchases those ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

[European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation: (a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation; (b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or (c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of any securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.]

[United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities that either (i) have been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of the securities may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation: (a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation; (b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or (c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”), provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the securities in the United Kingdom within the meaning of the FSMA.]

Australia

This document: (a) does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”); (b) has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and (c) may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of the securities under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

[Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.]

[Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.]

[Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase securities under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 –1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.]

Item 13.Other Expenses of Issuance and Distribution

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the placement discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and Nasdaq, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	$
FINRA filing fee
Nasdaq listing fee
Legal fees and expenses
Accounting fees and expenses
Transfer agent fees and expenses
Printing fees and expenses
Miscellaneous
Total	$

LEGAL MATTERS

The validity of the ordinary shares and certain legal matters relating to the offering as to Australian law will be passed upon for us by Sekel Grinberg Judd, Sydney, Australia. Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York. Carmel, Milazzo & Feil LLP, New York, New York, has acted as counsel for the underwriters with respect to this offering.

EXPERTS

The financial statements for the fiscal years ended December 31, 2020 and 2021, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Hall Chadwick an independent registered public accounting firm, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

AUSTRALIAN BOUTIQUE SPIRITS PTY LIMITED

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Australian Boutique Spirits Pty Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Australian Boutique Spirits Pty Ltd (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Acquisition

As described in Note 3 to the Company’s consolidated financial statements, the Company completed a business combination during the year. The Company accounted for the acquisition in accordance with ASC 805, Business Combinations.

We identified the Company’s accounting for the business acquisitions as a critical audit matter. The principal considerations for our determination of this critical audit matter related to the high degree of subjectivity in the Company’s judgments in determining the qualitative factors. Auditing these judgments and assumptions by the Company involves auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

3001 N. Rocky Point Dr. East, Suite 200 ● Tampa, Florida 33607 ● 813.367.3527

The primary procedures we performed to address these critical audit matters included the following:

●	We obtained the acquisition agreements and performed the following procedures:

-	Reviewed agreements for all relevant terms, consideration and other relevant information.

-	Tested supporting documentation related to the acquired companies in determining the identifiable assets and liabilities.

-	Reviewed the guidance related to ASC 805 to determine the acquisitions were appropriately accounted for by the Company.

We have served as the Company’s auditor since 2022.

Tampa, Florida

April 6, 2022

AUSTRALIAN BOUTIQUE SPIRITS PTY LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$1,559,172	$403,486
Accounts receivable	995,666	15,036
Inventory, at cost	1,070,275	428,449
Prepaid expenses	180,133	11,564
Total current assets	3,805,246	858,535

Deposits	36,762	39,021
Finance right of use asset	29,621	50,880
Operating right of use asset	330,759	423,849
Due from related parties	697,127	1,884,577
Equipment, net	189,272	163,164
Intangible assets, net	421,565	—
Goodwill	951,802	—
Deferred tax asset	50,895	34,986
Total assets	$6,513,049	$3,455,012

Commitments and contingencies (Note 9)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$2,105,899	$1,219,662
Deferred revenue	170,832	—
Notes payable	108,063	197,777
Current portion of finance lease liability	23,631	32,489
Current portion of operating lease liability	143,015	118,267
Total current liabilities	2,551,440	1,568,195

Accrued employee benefits, non-current	18,237	12,001
Finance lease liability, less current portion	5,593	26,545
Operating lease liability, less current portion	243,186	383,903
Total liabilities	2,818,456	1,990,644

Stockholders’ equity
Common stock, no par value; no authorization limit; 1,794,251 and 600 shares issued and outstanding at December 31, 2021 and 2020, respectively	3,942,069	420
Accumulated other comprehensive income (loss)	(44,441)	103,073
Retained earnings (accumulated deficit)	(203,035)	1,360,875
Total stockholders’ equity	3,694,593	1,464,368
Total liabilities and stockholders’ equity	$6,513,049	$3,455,012

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN BOUTIQUE SPIRITS PTY LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended
	December 31,
	2021	2020

Revenues, net	$3,748,281	$2,181,754

Cost of goods sold	1,255,877	441,710

Gross profit	2,492,404	1,740,044

Operating expenses
Other general and administrative	910,319	354,713
Salary and wages	800,186	492,189
Sales and marketing	424,992	24,438
Contracted services	302,740	183,416
Total operating expenses	2,438,237	1,054,756

Income from operations	54,167	685,288

Other income (expenses):
Other income/(expense)	(5,775)	109,812
Interest income	72,446	36,877
Interest expense	(32,549)	(6,145)
Total other income (expenses)	34,122	140,544

Income before taxes	88,289	825,832

Income tax expense	56,526	230,066

Net income	31,763	595,766
Other comprehensive income (loss):
Foreign currency translation adjustment	(147,514)	82,824
Total other comprehensive income (loss)	$(115,751)	$678,590

Basic and diluted earnings per share	$0.07	$992.94

Weighted average shares outstanding - basic and diluted	448,002	600

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN BOUTIQUE SPIRITS PTY LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
Balance December 31, 2019	600	$420	$20,249	$765,109	$785,778

Foreign currency translation adjustment	—	—	82,824	—	82,824

Net income	—	—		595,766	595,766

Balance December 31, 2020	600	420	103,073	1,360,875	1,464,368

Sale of common stock, net of issuance costs	1,793,651	3,941,649	—	—	3,941,649

Dividends	—	—	—	(1,595,673)	(1,595,673)

Foreign currency translation adjustment	—	—	(147,514)	—	(147,514)

Net income	—	—		31,763	31,763

Balance December 31, 2021	1,794,251	$3,942,069	$(44,441)	$(203,035)	$3,694,593

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN BOUTIQUE SPIRITS PTY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2021	2020
Cash Flows from Operating Activities
Net income	$31,763	$595,766

Adjustments to reconcile net income to net
cash (used in) provided by operating activities:
Depreciation and amortization	158,242	46,273
Changes in operating assets and liabilities
Accounts receivable	(959,660)	101,559
Inventory, at cost	(318,177)	(285,921)
Prepaid expenses	(154,517)	(967)
Operating right of use assets	(21,888)	76,633
Deferred tax assets	(14,497)	(1,773)
Deposits	2,259	(3,526)
Accounts payable and accrued expenses	255,816	500,749
Deferred revenue	170,832	(37,607)
Accrued employee benefits, non-current	6,236	12,001
Net cash (used in) provided by operating activities	(843,591)	1,003,187

Cash Flows from Investing Activities
Net cash paid to acquire business	(748,762)	—
Purchase of equipment	(46,318)	(4,255)
Purchase of intangibles	(469,667)	—
Payments to related parties	(493,479)	(704,571)
Net cash used in investing activities	(1,758,226)	(708,826)

Cash Flows from Financing Activities
Issuance of common stock, net of issuance costs	3,941,649	—
Payments on finance lease liability	(32,174)	(27,835)
Net payments on notes payable	(4,458)	—
Net borrowings on notes payable	—	22,627
Net cash provided by (used in) financing activities	3,905,017	(5,208)

Impact of changes in foreign currency on cash	(147,514)	82,824

Change in cash and cash equivalents	1,155,686	371,977
Cash and cash equivalents at beginning of year	403,486	31,509
Cash and cash equivalents at end of year	$1,559,172	$403,486

Supplemental Cash Flow Information
Cash paid for interest	$32,549	$6,145
Cash paid for income taxes	$158,202	$—

Non-cash financing and investing activities:
Note payable settled via offset in due from related party	$85,256	$—
Dividends in settlement of amounts due from related party	$1,595,673	$—
Assets acquired via finance lease	$—	$19,515

The accompanying notes are an integral part of these consolidated financial statements.

 AUSTRALIAN BOUTIQUE SPIRITS PTY LIMITED

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations

Australian Boutique Spirits Pty Limited (“ABS” or the “Company”) is a developer, manufacturer and exporter of a growing portfolio of alcoholic and non-alcoholic brands of beverages. Our distribution capabilities include sales to large distributors and high-margin direct-to-consumer sales. ABS is located in Seven Hills, New South Wales, Australia.

ABS has partnered with Coca Cola Europacific Partners (CCEP), the world’s largest Coca-Cola bottler, to exclusively distribute ABS Bitters in Australia while retaining the rights throughout the rest of the world.

ABS focuses on direct-to-consumer (DTC) sales through its network of technology-focused retail marketplaces and established BevMart, a DTC marketplace, in Australia in May 2021 and in the United States in November 2021. On November 3, 2021, ABS acquired 100% of the outstanding equity interests in REG Liquors, LLC d/b/a Wired for Wine (“W4W”), located in Stockton, New Jersey. W4W and BevMart USA, LLC are wholly owned subsidiaries of ABS.

2.	Summary of significant accounting policies

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of ABS, and its subsidiaries, BevMart USA LLC and W4W (collectively, the “Group”) are prepared in conformity with U.S. GAAP, with the results of operations of W4W included from November 3, 2021. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting and presented in U.S. dollars. The year end is December 31.

Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Group places its cash in what it believes to be credit-worthy financial institutions. The Group controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Group routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

The Group recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized upon the Group’s satisfaction of a single performance obligation when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Group expects to receive in exchange for those goods. The Group applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation. The Group’s main revenue stream is from sales of products. The Group recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Group’s performance obligations are transferred to customers at a point in time, typically upon delivery.

The Group’s revenue stream is mainly from (1) Creating, marketing and scaling lifestyle focused beverage brands with a focus on Bitters, Non-Alcohol Spirits, Bottles cocktails and other high margin innovative products exclusively developed at ABS and sold via large distribution partners in Australia and around the globe and (2) Sales of wine and spirits via ABS’s owned on-line marketplaces namely wiredforwine.com, bevmart.com and bevmart.com.au.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Group are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Group had no cash equivalents at December 31, 2021 and 2020.

Intangible Assets

At December 31, 2021, the Group’s intangible assets consisted of customer contracts, software development costs and a liquor license. The customer contracts and liquor license were acquired in a business combination. Useful lives of intangible assets are determined after considering the specific facts and circumstances related to each intangible asset. Factors that will be considered when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws or other local regulations that could impact the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws or other local regulations that could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Indefinite life intangibles are reviewed for impairment when circumstances suggest there could be an impairment, but at least annually.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. The Group assess goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit’s fair value. For the year ended December 31, 2021 and 2020, the Group determined that there was no goodwill impairment.

Sales and Marketing

The Group follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Group has recognized $424,992 and $24,438 in sales and marketing expenses for the years ended December 31, 2021 and 2020, respectively.

Equipment

Equipment is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of 10 years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Group has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Inventory

Raw materials and finished goods are stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate allocation of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Accounts Receivable

The Group has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Earnings Per Common Share

The Group computes earnings per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.

Comprehensive Income (loss)

ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources.

Foreign Currencies

The Group determined that its functional currency is the U.S. dollar since the U.S. dollar is the currency of the environment in which the Group primarily generates and expends cash. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Group. These transaction gains and losses are included in results of operations.

Leases

Operating lease right of use (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Group uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the statements of operations.

Finance lease right of use assets represents the right to use the leased asset for the lease term and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial liability for a finance lease will subsequently be adjusted to reflect interest expense incurred (increase of the liability), and lease payments made (decrease of the liability). Interest should be recognized equal to an amount that produces a constant periodic discount rate on the remaining balance of the liability during the lease term (i.e., the effective interest method). The ROU asset should be amortized on a straight-line basis from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. If, however, ownership of the ROU asset is transferred to the lessee at the end of the lease term or it is reasonably certain the lessee will exercise a purchase option for the ROU asset, then the lessee should amortize the ROU asset from commencement of the lease to the end of the useful life of the ROU asset.

COVID-19 Disclosure

The 2021 and 2020 operations reflect the impact of COVID-19 throughout the periods. Restrictions continued to impact the Group’s global operations, with key sales channels remaining in varied states of impact and recovery. During the pandemic, non e-commerce sales channels experienced varying levels of disruption. COVID-19 also caused a shortage of certain raw materials, prolonged logistics and delayed progress on the Company’s fund raising.

Recent Accounting Pronouncements

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

The new guidance; (i) eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an organization’s current estimate of all expected credit losses over the contractual term of its financial assets, (ii) broadens the information that an entity can consider when measuring credit losses to include forward-looking information, (iii) increases usefulness of the financial statements by requiring timely inclusion of forecasted information in forming expectations of credit losses, (iv) increases comparability of purchased financial assets with credit deterioration (PCD assets) with other purchased assets that do not have credit deterioration as well as originated assets because credit losses that are expected will be recorded through an allowance for credit losses for all assets, (v) increases users’ understanding of underwriting standards and credit quality trends by requiring additional information about credit quality indicators by year of origination (vintage), and (vi) aligns the income statement recognition of credit losses, for available-for-sale debt securities, with the reporting period in which changes occur by recording credit losses (and subsequent changes in credit losses) through an allowance rather than a write down.

The new guidance affects organizations that hold financial assets and net investments in leases that are not accounted for at fair value with changes in fair value reported in net income. It affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash.

For public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Group will adopt beginning January 1, 2023. The Group does not believe the adoption of this pronouncement will have a material impact on its consolidated financial statements

The Group has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its consolidated financial statements.

3.	Business acquisition

On November 3, 2021, ABS acquired 100% of the outstanding equity interests in W4W in exchange for $1,348,762 in cash. Of the consideration, $600,000 has not been paid and is recorded in payables. ABS analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The preliminary purchase price allocation of the purchase consideration to net assets acquired is as follows:

Accounts receivable	$20,970
Inventory	323,649
Prepaid expenses	15,464
Current assets	360,083

Equipment	2,552
Intangible asset	66,119
Goodwill	951,802
Total assets	1,380,556

Accounts payable and accrued expenses	(30,000)
Other liabilities	(1,794)
Total liabilities	(31,794)
Purchase consideration	$1,348,762

Management is in the process of completing the full purchase price allocation. The current allocation is based on the preliminary fair value of the identifiable tangible assets and liabilities, as of the acquisition date.

The following unaudited pro forma financial results reflects the historical operating results of the Group, including the unaudited pro forma results of W4W for the years ended December 31, 2021 and 2020, respectively, as if the business combination had occurred as of January 1, 2020. The pro forma financial information set forth below reflects adjustments to the historical data of the Group to give effect to each of these acquisitions and the related equity issuances as if each had occurred on January 1, 2020. The pro forma information presented below does not purport to represent what the actual results of operations would have been for the periods indicated, nor does it purport to represent the Group’s future results of operations. The following table summarizes on an unaudited pro forma basis the Group’s results of operations for the years ended December 31, 2021 and 2020:

	2021	2020
Net revenue	$5,919,405	$5,956,854
Net income	$629,424	$617,098
Net income per share- basic and diluted	$1.40	$1,028.50
Weighted average number of shares of common stock outstanding- basic and diluted	448,002	600

The calculations of pro forma net revenue and pro forma net income give effect to the business combinations for the period from January 1, 2020 until the respective closing date for (i) the historical net revenue and net income, as applicable, of the acquired businesses, (ii) incremental depreciation and amortization for each business combination based on the fair value of property, equipment and identifiable intangible assets acquired and the related estimated useful lives, and (iii) recognition of accretion of discounts on obligations with extended payment terms that were assumed in the business combinations.

4.	Inventory

The composition of the Group’s inventories at December 31, 2021 and 2020 are as follows:

	December 31,	December 31,
	2021	2020

Raw materials	$414,958	$63,768
Finished goods	655,317	364,681
Inventories, at cost	$1,070,275	$428,449

5.	Equipment

Equipment consisted of the following at December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020

Equipment	$264,958	$215,766
Less: Accumulated depreciation	(75,686)	(52,602)
Equipment, net	$189,272	$163,164

Depreciation expense was $23,084 and $23,845 for the years ended December 31, 2021 and 2020, respectively.

6.	Intangible assets

Intangible assets consisted of the following at December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020

Contract rights	$431,924	$—
Software development costs	37,421	—
Liquor license	66,119	—
	535,464	—
Less: accumulated amortization	(113,899)	—
Intangible assets – net	$421,565	$—

Amortization expense was $113,899 and $0 for the years ended December 31, 2021 and 2020, respectively.

7.	Lease right-of-use assets and lease liabilities

Operating leases

The Group leases office space in Australia (“Seven Hills”) and in New Jersey (“Highland Cross”). The Seven Hills lease commenced on July 1, 2018 and ends on June 30, 2024, with monthly lease payments of $13,916 AUD (approximately $10,000 USD). The Highland Cross lease was assumed in the acquisition of W4W. The lease commenced on January 1, 2019 and expires on September 1, 2023, with monthly lease payments of $1,500.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is our incremental borrowing rate, estimated to be 5.95% (Seven Hills) and 2.95% (Highland Cross), as the interest rate implicit in most of the leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended December 31, 2021 and 2020, the Group recorded $163,414 and $154,352 as operating lease expense which is included in other general and administrative expenses on the statements of income.

Operating right of use assets are summarized below:

	As of December 31, 2021
	Seven Hills	Highland Cross	Total
Office Lease	$659,997	$37,735	$697,732
Less accumulated amortization	(364,155)	(2,818)	(366,973)
Operating right of use asset	$295,842	$34,917	$330,759

As of December 31, 2020
Seven Hills
Office Lease	$659,997
Less accumulated amortization	(236,148)
Operating right of use asset	$423,849
Operating lease liabilities are summarized below:

	As of December 31, 2021
	Seven Hills	Highland Cross	Total
Office Lease	$357,012	$29,189	$386,201
Less: current portion	(125,686)	(17,329)	(143,015)
Long term portion	$231,326	$11,860	$243,186

As of December 31, 2020
Seven Hills
Office Lease	$502,170
Less: current portion	(118,267)
Long term portion	$383,903

Operating lease liabilities are summarized below:

	Seven Hills	Highland Cross	Total
Year ending December 31, 2022	$149,484	$18,000	$167,484
Year ending December 31, 2023	155,463	12,000	167,463
Year ending December 31, 2024	80,581	—	80,581
Total future minimum lease payments	385,528	30,000	415,528
Less imputed interest	(28,516)	(811)	(29,327)
PV of payments	$357,012	$29,189	$386,201

Finance leases

The Group leases three pieces of equipment under finance leases with combined monthly payments of $3,059 AUD (approximately $2,200 USD). Two leases mature in December 2022 and the third one matures in December 2023.

Finance right of use assets are summarized below:

	As of	As of
	December 31, 2021	December 31, 2020
Equipment lease	$77,519	$77,519
Less accumulated amortization	(47,898)	(26,639)
Finance right of use asset	$29,621	$50,880

Amortization expense was $21,259 and $22,428 for the years ended December 31, 2021 and 2020, respectively.

Finance lease liabilities are summarized below:

	As of December 31, 2021	As of December 31, 2020
Equipment lease	$29,224	$59,034
Less: current portion	(23,631)	(32,489)
Long term portion	$5,593	$26,545

Equipment Lease
Year ending December 31, 2022	$26,635
Year ending December 31, 2023	6,354
Total future minimum lease payments	32,989
Less imputed interest	(3,765)
PV of payments	$29,224

8.	Notes payable

Notes payable are summarized below:

	As of	As of
	December 31,	December 31,
	2021	2020
Notes payable
Loan 1 (a)	$94,328	$192,550
Loan 2 (b)	13,735	5,227
Total long-term notes payable	$108,063	$197,777

(a) Loan 1

The Group entered into a loan with a face value of $250,000 AUD. The loan is interest free and payable on demand. During the year end December 31, 2021, the Group entered into an agreement to offset $120,000 AUD ($85,256 USD based on the spot rate on the date of the agreement) against the Due from Related Party balance.

(b) Loan 2

During the year ended December 31, 2021, the Group entered into an unsecured insurance financing arrangement with a face value of $53,071 AUD due on April 30, 2022. During the year ended December 31, 2021, the Group repaid borrowings in the amount of $26,022 and recorded $2,499 in interest expense related to this note.

9.	Commitments and contingencies

During the normal course of business, the Group may be exposed to litigation. When the Group becomes aware of potential litigation, it evaluates the merits of the case in accordance with FASB ASC 450-20-50, Contingencies. The Group evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Group determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2021 and 2020, the Group is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

10.	Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	December 31, 2021	December 31, 2020

Australian income before taxes	$177,668	$825,832
United States loss before taxes	(89,379)	—
Income before taxes	$88,289	$825,832

Expected Australian income tax expense at statutory rate of 26% (December 31, 2020: 27.5%)	$46,194	$227,104
Expected United States income tax expense at statutory rate of 21%	(18,770)	—
Increase (decrease) in income taxes resulting from:
Entertainment	932	155
Unrecognized deferred tax assets - tax losses	23,174	—
Deferred tax rate change	2,035	—
Other items, net	2,961	2,807
Income tax expense	$56,526	$230,066

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020
Deferred tax assets (liabilities):
Equipment	$(2,807)	$6,471
Leases	(2,105)	(2,326)
Customer contracts	28,298	—
Superannuation	6,268	3,566
Accrued expenses	9,433	15,197
Annual leave	5,942	7,696
Foreign currency changes	1,124	1,262
Accrued employee benefits, non-current	4,742	3,120
Net deferred tax asset	$50,895	$34,986

As of December 31, 2021 and 2020, the Group had no material net operating loss or tax credit carryforwards. As of December 31, 2021 and 2020, the Group had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Group does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Group’s effective tax rate.

11.	Reportable segments

The Group currently has two reportable geographic segments – Australia and United States. All inter-segment revenues are eliminated.

Summary information with respect to the Group’s operating segments is as follows:

	Years Ended December 31,
	2021	2020
Revenue
Australia	3,193,127	2,181,754
United States	555,154	—
Total revenue	$3,748,281	$2,181,754

	Years Ended December 31,
	2021	2020
Income (loss) from operations
Australia	$143,547	$685,288
United States	(89,380)	—
Total income from operations	$54,167	$685,288

A reconciliation of the Group’s segment operating income to consolidated earnings before income taxes is as follows:

	Years Ended December 31,
	2021	2020
Income from operations	$54,167	$685,288
Other income (expense)	(5,775)	109,812
Interest income	72,446	36,877
Interest expense	(32,549)	(6,145)
Income before income taxes	88,289	825,832
Income tax expense	56,526	230,066
Net income	$31,763	$595,766

	Years Ended December 31,
	2021	2020
Depreciation and Amortization
Australia	$156,697	$46,273
United States	1,545	—
Total	$158,242	$46,273

	Years Ended December 31,
	2021	2020
Capital Expenditures
Australia	$515,985	$4,255
United States	—	—
Total	$515,985	$4,255

	December 31,	December 31,
	2021	2020
Total Assets
Australia	$6,370,454	$3,455,012
United States	1,491,358	—
Eliminations	(1,348,763)	—
Total	$6,513,049	$3,455,012

12.	Subsequent events

Subsequent to year end, the Group paid off its note payable (see note 8 – Loan 1) in the amount of $94,328. The Company also issued 258,004 shares of common stock for $594,538.

In accordance with ASC 855-10, Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2020, through the date when the financial statements were available to be issued, and has determined that it does not have any additional material subsequent events to disclosure in these financial statements.

Subject To Completion, Date [ ], 2022

[ ] Ordinary Shares

PROSPECTUS

Innovation Beverage Group LIMItEd

Until [_], (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Australian law

Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors for liabilities and costs incurred while acting as a director or officer of the company, subject to restrictions imposed under the Corporations Act which provides that a company or a related body corporate of the company must not indemnify an officer or director against any of the following liabilities incurred as an officer or director of the company:

●	a liability owed to the company or a related body corporate of the company;

●	a liability for certain pecuniary penalty orders or compensation orders;

●	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

●	as to legal costs, legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:

o	in defending or resisting proceedings in which the officer or director is found to have a liability for which they could not be indemnified by reason of the limitations on indemnification set out above;

o	in defending or resisting criminal proceedings in which the officer or director is found guilty;

o	in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

o	in connection with proceedings for relief to the officer or director under the Corporations Act, in which the court denies the relief.

Constitution

Our Constitution provides, except to the extent prohibited by law including under the Corporations Act, for the indemnification of every person who is or has been an officer or a director of the Company against any liability (other than conduct involving a lack of good faith on the part of the officer) incurred by that person as an officer or director. This includes any liability incurred by that person in their capacity as an officer or director of a subsidiary of the Company where the Company requested that person to accept that appointment.

SEC Position

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7. Recent Sales of Unregistered Securities

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

Between January 1, 2022 and April 7, 2022, we issued 258,004 ordinary shares to investors in Australia for aggregate gross proceeds of $594,538 at a purchase price of $2.30 per share.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

EXHIBIT INDEX
Exhibit No.	Exhibit Title
1.1 *	Form of Underwriting Agreement
3.1 *	Constitution of Innovative Beverages Group Limited
4.1 *	Form of Underwriter’s Warrant
5.1 *	Opinion of [● as to the legality of the securities being offered]
10.1**	Sublease between Columbia Filters, Inc. and REG Liquors, LLC d/b/a Wired For Wine, dated October 1, 2013.
10.2**	Deed of Lease (lease registered number AH858213) by and among Europa International Pty Ltd, Australian Boutique Spirits Pty Ltd, Anvil Direct Pty Ltd, Amit Beri, Sahil Beri and Meena Beri, dated September 14, 2018.
10.3**	Transfer of Lease, Mortgage or Charge (lease registered number AH858213) between Europa International Pty Ltd and Australian Boutique Spirits Pty Ltd, dated October 29, 2018.
10.4**	Executive Services Agreement between Australian Boutique Spirits Pty Ltd, Beri Beverages Pty Ltd and Sahil Beri, dated November 1, 2021.
10.5**	Contract of Employment between Australian Boutique Spirits Pty Ltd and Tianyi Eric Yu, dated July 1, 2018.
10.6**	Consulting Agreement between Australian Boutique Spirits Pty Ltd and Great Plains Development, Inc., dated February 15, 2022.
10.7**	Contract of Employment between Australian Boutique Spirits Pty Ltd and Clive Coleman, dated July 1, 2018.
10.8**	Non-Executive Director’s Agreement between Australian Boutique Spirits Pty Ltd and Sally E. Cardillo, dated April 29, 2022
10.9**	Non-Executive Director’s Agreement between Australian Boutique Spirits Pty Ltd and Sameer Sethi, dated April 29, 2022
10.10**	Non-Executive Director’s Agreement between Australian Boutique Spirits Pty Ltd and Kristopher Salinger, dated April 29, 2022
10.11*	Deed of Novation by and among Europa International Pty Ltd, Coca-Cola Amatil (Australia) Pty Ltd, and Australian Boutique Spirits Pty Ltd, dated [●].
10.12*	Manufacturing Agreement between Europa International Pty Ltd and Coca-Cola Amatil (Australia) Pty Ltd, dated December 22, 2016.
10.13*	Manufacturing Agreement between Europa International Pty Ltd and Coca-Cola Amatil (Australia) Pty Ltd, dated June 9, 2017.
10.14*	Amended and Restated Manufacturing Supply and License Agreement between Elegance Brands, Inc. and Australian Boutique Spirits Pty Ltd, dated December 13, 2021.
10.15*	2022 Equity Incentive Plan
14*	Code of Conduct
21.1**	List of Subsidiaries
23.1*	Consent of Accell Audit and Compliance, PA
23.2*	Consent of Sichenzia Ross Ference LLP
24.1*	Power of Attorney (included in signature pages)

* To be filed by amendment.

** Filed herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, United States on [ ], 2022.

INNOVATIVE BEVERAGES GROUP LIMITED
By:
Name:	Dean Huge
Title:	Chief Executive Officer (Principal Executive Officer)

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Chief Executive Officer	[ ], 2022
Dean Huge	(Principal Executive Officer)
	Chief Financial Officer	[ ], 2022
Tianyi Eric Yu	(Principal Accounting and Financial Officer)
	Chief Operating Officer and Managing Director	[ ], 2022
Sahil Beri
	Chief Commercial Officer	[ ], 2022
Clive Colman
	Director	[ ], 2022
Sally Cardillo
	Director	[ ], 2022
Kristopher Laurens Salinger
	Director	[ ], 2022
Sameer Sethi

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Company has signed this registration statement or amendment thereto in the State of Florida, United States on [ ], 2022.

Authorized U.S. Representative
Dean Huge
By:
Name:	Dean Huge
Title:	Chief Executive Officer